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Offer to Purchase
All Outstanding Shares of Common Stock (and the Associated Preferred Share Purchase Rights)
of
INFORMATION RESOURCES, INC.
at
$3.30 Net Per Share In Cash, Plus One Contingent Value Right Certificate Per Share Representing the Right to an Amount Equal to a Portion of any Potential Proceeds of an Antitrust Lawsuit
by
GINGKO ACQUISITION CORP.,
a wholly owned subsidiary of
GINGKO CORPORATION,
a company formed by
SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
and affiliates of
TENNENBAUM & CO., LLC
and by
INFORMATION RESOURCES, INC. LITIGATION
CONTINGENT PAYMENT RIGHTS TRUST

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 10, 2003, UNLESS THE OFFER IS EXTENDED.

        WE ARE MAKING THIS OFFER PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF SEPTEMBER 7, 2003 BY AND AMONG INFORMATION RESOURCES, INC., GINGKO CORPORATION AND GINGKO ACQUISITION CORP. THE BOARD OF DIRECTORS OF INFORMATION RESOURCES, INC. HAS UNANIMOUSLY:

  •
  DETERMINED THAT EACH OF THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE FORMS OF CONTINGENT VALUE RIGHTS AGREEMENT AND DECLARATION OF TRUST DESCRIBED IN THIS DOCUMENT IS ADVISABLE AND IN THE BEST INTERESTS OF INFORMATION RESOURCES, INC. AND ITS STOCKHOLDERS, AND IS FAIR TO INFORMATION RESOURCES INC.'S STOCKHOLDERS;

  •
  APPROVED THE MERGER AGREEMENT, THE FORMS OF CONTINGENT VALUE RIGHTS AGREEMENT AND DECLARATION OF TRUST AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER AND THE PROPOSED MERGER BETWEEN GINGKO ACQUISITION CORP. AND INFORMATION RESOURCES, INC.); AND

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  RECOMMENDED THAT INFORMATION RESOURCES INC.'S STOCKHOLDERS TENDER THEIR SHARES OF COMMON STOCK IN THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

        OUR OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE 16,000,000 SHARES OF COMMON STOCK (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS), OF INFORMATION RESOURCES, INC., (2) THE REGISTRATION STATEMENT ON FORM S-4 OF INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST HAVING BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT OF 1933 AND (3) THE CONTINGENT VALUE RIGHTS CERTIFICATES TO BE ISSUED PURSUANT TO THE OFFER HAVING BEEN APPROVED FOR LISTING ON THE NASDAQ NATIONAL MARKET (OR ANY COMPARABLE NATIONAL SECURITIES EXCHANGE), SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.

        If you have questions about the Offer, you can contact MacKenzie Partners, Inc., the information agent for the Offer, at its address and telephone numbers set forth on the back cover of this document. You can also obtain additional copies of this document, the related Letter of Transmittal and the Notice of Guaranteed Delivery from MacKenzie Partners, Inc. or your broker, dealer, bank, trust company or other nominee.

        A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 9. THIS DOCUMENT AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

September 8, 2003

SUMMARY TERM SHEET

        We are offering to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights, of Information Resources, Inc. for $3.30 net per share in cash plus one contingent value right certificate ("CVR certificate") per share, representing the right to receive an amount equal to a portion of any potential proceeds of an antitrust lawsuit, upon the terms and subject to the conditions set forth in this document and the related letter of transmittal and pursuant to the Agreement and Plan of Merger dated as of September 7, 2003 by and among Information Resources, Gingko Corporation and Gingko Acquisition Corp., the form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust (referred to in this summary as the "trust"), Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp., and the Rights Agents named therein (referred to in this summary as the "CVR agreement"), and the form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust (referred to in this summary as the "declaration of trust") by and among Information Resources, Inc., as sponsor, and the litigation trustees, institutional trustee and Delaware trustee to be named therein. The following are some of the questions you, as an Information Resources stockholder, may have and answers to those questions. You should carefully read this document and the accompanying letter of transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this document, the letter of transmittal and the other accompanying materials.

Who is offering to buy my securities?

        Our name is Gingko Acquisition Corp. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Information Resources. We are a wholly owned subsidiary of Gingko Corporation, a Delaware corporation and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, Romesh Wadhwani and by affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. We and Gingko Corporation are both newly formed corporations and have not conducted any business other than in connection with the offer described in this document, the prior offer described below, the merger agreement, the CVR agreement and the commitment letters described in this document. Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust established under the Delaware Statutory Trust Act by Information Resources, Inc., will issue the CVR certificates.

What securities are we offering to purchase?

        We are offering to purchase all of the outstanding common stock, par value $0.01 per share, including the associated preferred share purchase rights, of Information Resources. In this summary term sheet, we refer to one share of Information Resources common stock and the associated preferred share purchase right as a "share."

How much are you offering to pay for my shares and what is the form of payment?

        We are offering to pay you $3.30 per share, net to you, in cash, plus one registered and transferable CVR certificate per share, representing the right to receive an additional cash payment in respect of a portion of the proceeds, if any, received by Information Resources or its affiliates from its antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. (now owned by VNU, N.V.) and IMS International, Inc.

Didn't you commence an offer for my securities on July 14, 2003?

        Yes. We previously made an offer to purchase all outstanding shares pursuant to the terms and conditions of an Offer to Purchase dated July 14, 2003 and a related letter of transmittal. Pursuant to our prior offer, we offered to pay $3.30 per share plus one contingent value right per share that was non-transferable. On September 8, 2003, we announced the termination of the prior offer and commenced the new offer described in this document. The shares deposited by or on behalf of stockholders with the depositary in connection with the prior offer will be returned promptly without expense to the tendering stockholders. We caution you to disregard the documents describing the prior offer, as those documents do not contain a description of the offer described in this document and are not relevant to that offer.

        The contingent value rights under the prior offer would not have been transferable nor did we seek to register those contingent value rights under the federal securities laws. The CVR certificates offered as part of the consideration pursuant to the offer described in this document are the subject of a Registration Statement on Form S-4 which has been filed with the Securities and Exchange Commission by Information Resources, Inc. Litigation Contingent Payment Rights Trust (referred to in this summary and throughout this Offer to Purchase as the "Registration Statement") and will be freely transferable by the holders of CVR certificates under the Securities Act of 1933 and under the terms of the declaration of trust, except for the following restrictions:

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  holders of CVR certificates who may be deemed to be "affiliates" of the trust for purposes of Rule 145 under the Securities Act as of the date of receipt may not sell their CVR certificates, except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act;

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  none of Gingko Corporation, its successors, or any of their respective subsidiaries or affiliates may, as a result of that transfer, individually or collectively obtain beneficial ownership (as defined by Rule 13d-3 under the Exchange Act of 1934) of 15% or more of the CVR certificates then outstanding; and

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  no transfer of a CVR certificate may be made to any defendant in the antitrust litigation or to any affiliate, associate or agent of that defendant adverse to the Company.

        There is no current market for the CVR certificates. Information Resources expects to promptly apply, on behalf of the trust, for quotation of the CVR certificates on the NASDAQ National Market under the symbol "IRICVR." Approval of the CVR certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to completion of the offer. We cannot give any assurance that the CVR certificates will satisfy the listing requirements for quotation on the NASDAQ National Market or any other trading system. If the CVR certificates cannot be quoted or listed on any trading system, there would likely be only minimal or no trading channels for the CVR certificates. This would result in severely reduced liquidity for investors in the CVR certificates. Even if the CVR certificates are so quoted or listed, there can be no assurance that an active market will develop or be sustained. Further, the price at which the CVR certificates would trade at any time could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.

        The above paragraphs describing the CVR certificates are qualified in their entirety by reference to the CVR agreement, the declaration of trust and the Registration Statement, copies of which are filed as exhibits to the Schedule TO.

What is a CVR certificate and are there agreements governing the rights of tendering stockholders who receive the CVR certificates in the offer?

        The CVR certificate is a highly speculative instrument representing the right to receive a contingent payment, the value of which will depend on Information Resources' recovery, if any, in its antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. Prior to the issuance of the CVR certificates, the trust will enter into a CVR agreement, substantially in the form attached as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed in connection with the offer with the Securities and Exchange Commission (the "SEC") on September 8, 2003 by Gingko Acquisition Corp., Gingko Corporation, Symphony Technology II-A, L.P., Symphony Technology II GP, LLC, Romesh Wadhwani, Tennenbaum & Co., LLC and Information Resources, Inc. Litigation Contingent Payment Rights Trust pursuant to Rule 14d-3 under the Securities Exchange Act of 1934 (referred to in this summary and throughout this Offer to Purchase, together with any amendments, supplements, schedules, annexes and exhibits thereto, as the "Schedule TO"). The CVR agreement will govern the control of the conduct of the antitrust litigation, as well as the obligations of Gingko Corporation to make cash payments to the trust in respect of proceeds received from the antitrust litigation.

        By virtue of the CVR agreement, the trust will be entitled to be paid by Gingko Corporation an amount equal to 60% of any proceeds received by Information Resources in respect of the antitrust litigation (whether by settlement, judgment or otherwise), to the extent those proceeds are equal to or less than $200 million, and 75% of any such litigation proceeds in excess of $200 million, in each case subject to adjustments for certain items, including for taxes that Information Resources will be required to pay on the recovery (assumed to be at a rate of 34%), any contingency-based fees payable to outside counsel in connection with the litigation and amounts incurred by Gingko Corporation, Information Resources or the trust arising out of the fact that the CVR Certificates are being registered under the federal securities laws. The remaining 40% of any such proceeds, to the extent those proceeds are equal to or less than $200 million, and 25% of any such proceeds in excess of $200 million, (again, in each case, subject to certain adjustments) will be retained and remain the property of Information Resources and its then current owners. The terms of the CVR certificates and the rights of the holders of CVR certificates will be governed by the declaration of trust. See "Special Considerations Relating to the CVR Certificates" and "The Offer—Section 12".

        As part of the overall transaction, upon consummation of the purchase of shares pursuant to the offer, Gingko Corporation has agreed to contribute $10 million to an escrow account to fund the continuing prosecution of the litigation and to pay all related expenses. Gingko Corporation may withhold $5 million from the escrow account by providing a letter of credit in the amount of $5 million for the benefit of the rights agents appointed to direct and supervise the antitrust litigation. In addition, the declaration of trust will permit the litigation trustees of the trust, upon the instruction of the rights agents appointed by Information Resources (under its current management), to raise funds to pay expenses of the antitrust litigation in excess of $10 million by either causing the trust to incur indebtedness that represents debt of the trust (and not an ownership interest) for U.S. federal income tax purposes or causing the trust to issue additional CVR certificates. There can be no assurance that the trust will be able to raise such additional funds or, if the trust is able to raise those funds, that the terms of that financing will be reasonable. If the trust is unsuccessful in raising additional funds, and if the failure to prosecute the antitrust litigation results in the dismissal of Information Resources' claims, there will be no possibility of payment on the CVR certificates. See "Special Considerations Relating to the CVR Certificates" and "The Offer—Section 12".

        A body of rights agents will be appointed to direct the litigation on behalf of Information Resources, its subsidiaries, Gingko Corporation and their affiliates. We will name two of the rights agents and Information Resources (under its current management) will name two of the rights agents. An independent individual will then be selected by a majority of those four rights agents as the fifth rights agent. Under the CVR agreement, one or both of the rights agents appointed by Information Resources will oversee the day-to-day workings of the litigation. However, the approval of a majority of the rights agents is required for certain strategic decisions relating to the litigation. Further, a majority of the rights agents (other than the independent rights agent) must approve any settlement of the litigation. See "Special Considerations Relating to the CVR Certificates" and "The Offer—Section 12".

        Information Resources, Inc. Litigation Contingent Payment Rights Trust is a statutory trust created under Delaware law pursuant to an initial declaration of trust and the filing of a certificate of trust with the Delaware Secretary of State on August 27, 2003. The trust was formed for the sole purpose of issuing the CVR certificates, holding and enforcing the CVR agreement described in this document, and carrying out certain related functions described in the declaration of trust. An amended and restated declaration of trust, substantially in the form attached as Exhibit (d)(5) to the Schedule TO, will govern the terms and conditions of the CVR certificates and the administration of the trust. The CVR certificates will represent assignable and transferable undivided beneficial interests in the assets of the trust, which consist primarily of the trust's rights under the CVR agreement. Each CVR certificate will entitle its holder to receive a pro rata portion of any amount received by the trust in respect of litigation proceeds under the CVR agreement. See "The Offer—Section 12" for further details regarding payment in respect of the CVR certificates. On the date of this document, Information Resources, Inc. Litigation Contingent Payment Rights Trust has filed a Registration Statement on Form S-4 with the SEC seeking to register the CVR certificates under the Securities Act.

        The above paragraphs describing the CVR certificates and the trust are qualified in their entirety by reference to the CVR agreement, the declaration of trust and the Registration Statement, copies of which are filed as exhibits to the Schedule TO.

Is it possible that no payments will ultimately be made to holders of the CVR certificates?

        It is not possible to predict whether any payments will be made on the CVR certificates or, if any payments are made, the timing and amount of those payments. The trust will only make cash payments on the CVR certificates if and to the extent it receives payments in accordance with the CVR agreement in respect of proceeds received by Information Resources, its subsidiaries or their affiliates as a result of its antitrust litigation against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. There can be no assurance that Information Resources will obtain a judgment or settlement favorable to it as a result of the antitrust litigation. In addition, if there is a recovery, there can be no assurance as to the timing of any such recovery. It could be a lengthy time before any recovery is obtained. If the antitrust litigation does not ultimately result in a judgment or settlement favorable to Information Resources, the CVR certificates will be worthless. It is not possible to predict the timing or outcome of the resolution of the antitrust litigation with any certainty.

        None of the trust, Gingko Corporation, Information Resources, or any of their respective affiliates, make any representations as to the amount of any potential recovery from the antitrust litigation or when, if ever, any recovery may be obtained.

        The above paragraph describing the CVR certificates is qualified in its entirety by reference to the CVR agreement, the declaration of trust and the Registration Statement, copies of which are filed as exhibits to the Schedule TO.

What are the terms of the current contingency fee arrangement relating to the pending antitrust litigation?

        Information Resources currently has a partial contingency fee arrangement with one of the law firms representing it in its antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. Under that arrangement, Information Resources has agreed that, if it settles the case after the trial commences or obtains a verdict in its favor, Information Resources will pay that firm an amount equal to the greater of (i) 5% of the value of what Information Resources recovers from the defendants as a result of a judgment rendered against or a settlement with them, or (ii) the difference between the actual fees paid by Information Resources to that firm in connection with the litigation and the fees that Information Resources would have incurred had it continued paying that firm for services rendered for the period January 1, 2002 through the trial of the litigation at that firm's standard rates. If the litigation is settled and dismissed before the beginning of a trial on its merits, Information Resources will instead pay that firm $2.5 million as a contingency fee. Separate from the contingency fee arrangement, Information Resources has also agreed to reimburse that law firm for all discounts received by Information Resources on legal fees incurred in connection with the litigation and related matters through (i) the period ending December 31, 2001 if Information Resources settles or obtains a verdict in its favor after the trial commences; or (ii) the date of settlement if a settlement occurs before the trial commences. In addition, Information Resources has agreed to consider providing a success fee to one of the other law firms representing it in the litigation, a law firm which is not currently entitled to contingency fees, in an amount determined by Information Resources if Information Resources determines, in its sole discretion, that a success fee is warranted.

Do you have the financial resources to make the cash payment under the offer?

        We will need approximately $114 million to purchase all shares pursuant to the offer, to pay $10 million into an escrow account to pay expenses relating to the antitrust litigation and to pay related fees and expenses. It is anticipated that $110 million of the funds we will need to acquire all of the outstanding shares of the Company's common stock (and the $10 million to be paid into an escrow account to fund the continuing prosecution of the A.C. Nielsen Co. litigation and pay related expenses) will be provided through the sale of Gingko Corporation's common stock for cash to Symphony Technology II-A, L.P. and one or more affiliates of Tennenbaum & Co., LLC and the performance of other obligations by Symphony Technology II-A, L.P. under a commitment letter entered into among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources and a commitment letter entered into among Tennenbaum Capital Partners, LLC, a Delaware limited liability company, the managing member of which is Tennenbaum & Co., LLC, as agent for entities the investments of which it manages, Gingko Corporation and Symphony Technology II-A, L.P., respectively. The latter commitment letter (a) obligates Symphony Technology II-A, L.P. to pay for expenses incurred by us or Tennenbaum (but not Information Resources which will cover its own expenses) in connection with the offer and related transactions which will satisfy amounts obligated to be paid in excess of $110 million and (b) provides for the recapitalization of Information Resources and Gingko Corporation, including the refinancing of the Company's existing bank credit facility, on or after consummation of the merger, subject to certain terms and conditions. See "The Offer—Section 10" and "The Offer—Section 12".

        In his capacity as a limited partner of Symphony Technology II-A, L.P. and pursuant to a capital call by it, Dr. Romesh Wadhwani will be providing (a) $40 million to Symphony Technology II-A, L.P. and its affiliates in order to enable Symphony Technology II-A, L.P. to satisfy its capital contribution obligations to Gingko Corporation under the commitment letter entered into among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources (subject to satisfaction of the conditions set forth in that commitment letter) and (b) amounts necessary to satisfy its expense reimbursement obligations under the commitment letter entered into among Tennenbaum Capital Partners, LLC, as agent for certain entities whose investments it manages, Gingko Corporation and Symphony Technology II-A, L.P. Dr. Wadhwani is the Chief Executive Officer and Managing Director of Symphony Technology II GP, LLC, the sole general partner of Symphony Technology II-A, L.P. A portion of this equity contribution may be refinanced by Symphony Technology II-A, L.P. at or after the offer or merger through outside sources.

        The offer is not conditioned upon any financing arrangements.

Is your financial condition relevant to my decision to tender in the offer?

        We do not think our financial condition is material to your decision whether to tender in the offer because the offer is not subject to any financing condition, and we are offering to purchase all of Information Resources' issued and outstanding shares.

Is there an agreement governing the offer?

        Yes. Information Resources, Gingko Corporation and we have entered into a merger agreement dated as of September 7, 2003. The merger agreement provides, among other things, for the terms and conditions of the offer and the merger of us into Information Resources, with Information Resources continuing as the surviving company. In connection with our previous offer to purchase all of the outstanding shares of Information Resources common stock (and the associated preferred share purchase rights), Information Resources, Gingko Corporation and we entered into a merger agreement dated June 29, 2003. That agreement has been terminated by the parties pursuant to its terms. See "The Offer—Section 12".

What does the Information Resources Board of Directors think about the offer?

        The Board of Directors of Information Resources has unanimously (i) determined that each of the offer, the merger, the merger agreement, the CVR agreement and the declaration of trust described in this document is advisable and in the best interests of Information Resources and its stockholders, and is fair to Information Resources' stockholders, (ii) approved the merger agreement, the CVR agreement and the declaration of trust and the transactions contemplated thereby (including the offer and the proposed merger between us and Information Resources) and (iii) recommended that Information Resources' stockholders tender their shares in the offer and approve and adopt the merger agreement and the merger. See "The Offer—Section 11" and "The Offer—Section 12".

How long do I have to decide whether to tender in the offer?

        You have until at least 12:00 Midnight, New York City time, on October 10, 2003, to decide whether to tender your shares in the offer. If you cannot deliver everything required to make a valid tender to LaSalle Bank National Association, the depositary for the offer, before such time, you may be able to use a guaranteed delivery procedure, which is described in "The Offer—Section 3". In addition, if we decide to include one or more subsequent offering periods in the offer as described below, you will have an additional opportunity to tender your shares. See "The Offer—Section 1".

What are the most significant conditions to the offer?

        The offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration date at least 16,000,000 shares (or approximately 53%) of the shares outstanding of Information Resources common stock. While the lapse or termination of all required waiting periods under applicable foreign antitrust laws and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are listed as and remain conditions to the offer, the parties have concluded that no filings or waiting periods under those laws are applicable to the offer or the merger. See "The Offer—Section 14".

Can the offer be extended and under what circumstances?

        Pursuant to the terms of the merger agreement by and among Information Resources, Gingko Corporation and us, we have the right to extend the offer, without the consent of Information Resources, (i) if, at the then scheduled expiration date of the offer, any condition to the offer has not been satisfied or waived, until all of those conditions are satisfied or waived and (ii) for any period required by the Securities and Exchange Commission.

        In addition, after the expiration of the offer, we may, but are not obligated to, give stockholders who did not tender in the offer another chance to tender for the same consideration in a subsequent offering period lasting an aggregate of between three and 20 business days. See "The Offer—Section 1".

How will I be notified if the offer is extended?

        If we decide to extend the offer or to provide for a subsequent offering period, we will inform LaSalle Bank National Association, the depositary for the offer, of that fact and will make a public announcement of the extension or decision to provide a subsequent offering period, no later than 9:00 A.M., New York City time, on the business day after the day on which the offer had previously been scheduled to expire. See "The Offer—Section 1".

How do I tender my shares?

        To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to LaSalle Bank National Association, the depositary for the offer, not later than the time at which the offer is then scheduled to expire. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, that nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time to tender your shares by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee that the missing items will be received by the depositary within three NASDAQ National Market trading days. However, to make a valid tender, the transfer agent must receive the missing items within that three trading day period. See "The Offer—Section 3".

Until what time can I withdraw tendered shares?

        You can withdraw tendered shares at any time until the offer has expired, and, if we have not by November 6, 2003 agreed to accept your shares for payment, you can withdraw them at any time after that time until we accept shares for payment. You may not, however, withdraw shares tendered during a subsequent offering period if we elect to provide one. See "The Offer—Section 4".

How do I withdraw tendered shares?

        To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to LaSalle Bank National Association during any period in which you have the right to withdraw any previously tendered shares. See "The Offer—Section 4".

When and how will I be paid for my tendered shares?

        Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares of Information Resources common stock promptly after the expiration of the offer to the extent the conditions to the offer set forth in "The Offer—Section 14" have been satisfied or waived. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for shares of Information Resources common stock until satisfaction of all conditions to the offer relating to required governmental or regulatory approvals. See "The Offer—Section 14".

        We will pay for your shares that are validly tendered and not withdrawn by depositing (or causing the deposit of) CVR certificates and cash with LaSalle Bank National Association, which will act as your agent for the purpose of receiving payments from us and transmitting the payment and CVR certificate to you in respect of any shares validly tendered by you that we have accepted for payment. In all cases, issuance of CVR certificates and payment of cash for tendered shares of Information Resources common stock will be made only after timely receipt by LaSalle Bank National Association of certificates for those shares (or of a confirmation of a book-entry transfer of those shares as described in "The Offer—Section 3"), a properly completed and duly executed letter of transmittal (or facsimile thereof) with any required signature guarantee (unless the confirmation of book-entry transfer includes an agent's message (see "The Offer—Section 3")) and any other required documents for those shares. If the certificate(s) representing shares of Information Resources common stock to be tendered have been mutilated, lost, stolen or destroyed, stockholders should (1) complete the letter of transmittal and check the appropriate box and (2) contact LaSalle Bank National Association immediately by calling (800) 246-5761. LaSalle Bank National Association will provide that holder with all necessary forms and instructions to replace any such mutilated, lost, stolen or destroyed certificates. The stockholder may be required to give us a bond as indemnity against any claim that may be made against it with respect to the certificate(s) alleged to have been mutilated, lost, stolen or destroyed.

What will my tax consequences be if I accept the offer?

        The sale of your shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax law. See "The Offer—Section 5".

        Important additional tax consequences with respect to the holding and sale of CVR certificates are described under the heading "Certain Federal Income Tax Consequences" in the prospectus included in the Registration Statement. You should read this information carefully before you make a decision with respect to the offer.

Will the offer be followed by a merger if all Information Resources shares are not tendered in the Offer?

        If we consummate the tender offer successfully, we intend to be merged with and into Information Resources. If that merger takes place, Gingko Corporation will own all of the shares of Information Resources common stock and all remaining stockholders (other than us, Gingko Corporation and stockholders properly exercising their appraisal rights) will receive merger consideration equal to the cash price per share, without interest, and one CVR certificate per share issued in the Offer. See "The Offer—Section 12".

        Under the Delaware General Corporation Law, if we acquire, pursuant to the offer or otherwise, at least 90% of Information Resources' outstanding shares, we will be able to complete the merger without a vote of Information Resources' stockholders. However, if we accept for payment and pay for less than 90% but at least 16,000,000 shares of Information Resources' outstanding common stock pursuant to the offer (which is a condition to the offer), we will have to obtain the approval of the merger agreement and the merger from Information Resources' stockholders. In that event, we will own a sufficient number of shares to ensure approval and adoption of the merger agreement under Delaware law.

If the merger occurs, will Information Resources continue as a public company?

        No. If the merger takes place, Information Resources will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that Information Resources common stock will no longer be eligible to be included for quotation on the NASDAQ National Market, there may not be a public trading market for Information Resources common stock, and Information Resources may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. As soon as possible, and in any event immediately following our merger with and into Information Resources, we intend to cause the shares of Information Resources to cease to be quoted on the NASDAQ National Market and cease to be registered under the Securities Exchange Act of 1934. See "The Offer—Section 7".

If I decide not to tender but your offer is successful, what will happen to my shares?

        Our purchase of shares of Information Resources in the offer will reduce the number of shares that might otherwise trade publicly and will likely reduce the number of holders of shares, which could adversely affect the liquidity and market value of the remaining shares held by the public. The shares may also cease to be quoted on the NASDAQ National Market. Also, Information Resources may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. As soon as possible, and in any event immediately following our merger with and into Information Resources, we intend to cause the shares of Information Resources to cease to be quoted on the NASDAQ National Market and cease to be registered under the Securities Exchange Act of 1934. See "The Offer—Section 7".

If I decide not to tender and the merger between Information Resources and Gingko Acquisition Corp. takes place, will I have appraisal rights?

        If the merger between Information Resources and us occurs, and you have not tendered your shares into the offer or voted in favor of (or consented in writing to) the merger, and you otherwise follow the relevant procedures set forth in the Delaware General Corporation Law, you will be entitled to receive a judicial determination of the fair value of your Information Resources shares and to receive payment of that fair value in cash, together with a fair rate of interest, if any. See "The Offer—Section 12".

What is the market value of my shares as of a recent date?

        On June 27, 2003, the last full trading day before we announced the previous offer, the closing price of Information Resources common stock reported on the NASDAQ National Market was $2.98 per share. Between June 30 and July 11, 2003, the price of a share of Information Resources common stock ranged between a high of $4.05 and a low of $3.61, and on July 11, 2003, the last full trading day before the date of the previous offer to purchase, the closing price of a share of Information Resources common stock was $3.87. Between July 14, 2003 and September 5, 2003, the price of a share of Information Resources common stock ranged between a high of $4.50 and a low of $3.75. On September 5, 2003, the last full trading day before we announced the offer described in this document and the possible subsequent merger, the closing price of Information Resources common stock reported on the NASDAQ National Market was $4.06 per share. You should obtain current market quotations for shares of Information Resources common stock before deciding whether to tender your shares.

        Please note, however, that any such current price will presumably reflect a valuation of the CVR certificates to be issued in connection with the offer and the merger. While this price may or may not reflect the actual aggregate value of the CVR certificates (and there can be no assurance that the CVR certificates will ultimately have any value), stockholders should, when deciding whether to tender their shares into the offer, take into account the fact that the current stock price should in theory include some valuation of the CVR certificates because we are offering a cash price plus one CVR certificate per share in the offer.

Who can I talk to if I have questions about the Offer?

        You can call MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885 (toll free). See the back cover of this document for more information.

SPECIAL CONSIDERATIONS RELATING TO THE CVR CERTIFICATES

        INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS ALL THE OTHER INFORMATION SET FORTH IN THIS DOCUMENT REGARDING THE CVR CERTIFICATES.

The CVR certificates are highly speculative securities.

        It is not possible to predict whether any payments will be made on the CVR certificates or, if any payments are made, the timing and amount of those payments. The trust will only make cash payments on the CVR certificates if and to the extent it receives payments in accordance with the CVR agreement in respect of proceeds received by Information Resources, its subsidiaries or their affiliates as a result of its antitrust litigation against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. There can be no assurance that Information Resources will obtain a judgment or settlement favorable to it as a result of the antitrust litigation. In addition, if there is a recovery, there can be no assurance as to the timing of any such recovery. It could be a lengthy time before any recovery is obtained. If the antitrust litigation does not ultimately result in a judgment or settlement favorable to Information Resources, the CVR certificates will be worthless. It is not possible to predict the timing or outcome of the resolution of the antitrust litigation with any certainty.

        None of the trust, Gingko Corporation, Information Resources, or any of their respective affiliates, make any representations as to the amount of any potential recovery from the antitrust litigation or when, if ever, any recovery may be obtained.

The rights agents will control the antitrust litigation.

        In making any decision or determination with respect to the antitrust litigation, the rights agents appointed to direct and supervise the litigation will be required to maximize the present value to Gingko Corporation and the trust of any potential future litigation proceeds. A decision to settle the litigation requires the approval of a majority of the rights agents appointed by Information Resources (to represent the interests of the CVR certificate holders) and the rights agents appointed by Gingko Corporation. Therefore, either the rights agents appointed to represent the interests of the CVR certificate holders or the rights agents appointed by Gingko Corporation will have an effective veto over any decision to settle the antitrust litigation. There can be no assurance that any of the rights agents appointed by Information Resources, and who have prior knowledge of the facts underlying the antitrust litigation, will remain rights agents, and the holders of the CVR certificates will have no right to elect, remove or replace any rights agent.

        The interests of Gingko Corporation in any settlement of the antitrust litigation will not necessarily be aligned with the interests of the CVR certificate holders. For example, Gingko Corporation may prefer a settlement that includes, in addition to cash payments, agreements by the defendants to refrain from future unlawful anti-competitive conduct over an alternative settlement that includes no such agreements, even if the alternative settlement offers higher cash payments. On the other hand, the CVR certificate holders, who would not derive the same benefit as Gingko Corporation from agreements by the defendants to refrain from future unlawful anti-competitive conduct, presumably would prefer the alternative settlement offering higher cash payments, which would result in correspondingly higher payments on the CVR certificates. In those circumstances, however, the rights agents appointed by Gingko Corporation would be able to veto the alternative settlement, and any veto of that settlement alternative would be final and binding on the other rights agents, the trust and the CVR certificate holders.

The rights agents may not have adequate funds to prosecute the antitrust litigation.

        As part of the overall transaction, upon consummation of the offer, Gingko Corporation has agreed to contribute $10 million to an escrow account to fund the prosecution of the antitrust litigation and to pay related expenses. Gingko Corporation may withhold $5 million from the escrow account by providing a letter of credit in the amount of $5 million for the benefit of the rights agents. There can be no assurance that the aggregate amount of $10 million provided to fund the prosecution of the antitrust litigation will not be fully expended before the antitrust litigation (and any related appeals) are concluded. None of Information Resources, Gingko Corporation, Gingko Acquisition Corp., Symphony Technology II-A, L.P., Symphony Technology II GP, LLC, Romesh Wadhwani, Information Resources, Inc. Litigation Contingent Payment Rights Trust or the entities affiliated with Tennenbaum Capital Partners, LLC is or will be under any obligation to provide additional funds for this purpose.

        In addition, the declaration of trust will permit the litigation trustees of the trust, upon the instruction of the rights agents appointed by Information Resources (under its current management), to raise funds to pay expenses of the antitrust litigation in excess of $10 million by either causing the trust to incur indebtedness that represents debt of the trust (and not an ownership interest) for U.S. federal income tax purposes or causing the trust to issue additional CVR certificates. There can be no assurance that the trust will be able to raise such additional funds or, if the trust is able to raise those funds, that the terms of that financing will be reasonable. If the trust is unsuccessful in raising additional funds, and if the failure to prosecute the antitrust litigation results in the dismissal of Information Resources' claims, there will be no possibility of payment on the CVR certificates.

CVR certificate holders will have only limited rights.

        The declaration of trust will provide that none of the trustees of the trust, Information Resources or its successors as sponsor of the trust, or certain related parties will have any liability to the trust or holders of CVR certificates other than for acts or omissions committed with gross negligence or willful misconduct and, in any event, any liability will be limited to actual, proximate, quantifiable damages.

        The declaration of trust will further provide that, with certain exceptions, no CVR certificate holder will have the right to enforce, institute or maintain any suit, action or proceeding against the litigation trustees or otherwise under the declaration of trust to enforce or otherwise act in respect of the CVR certificates unless such holder has previously given written notice to the litigation trustees of the substance of such dispute, and holders of at least a majority in interest of the issued and outstanding CVR certificates have joined in the request for such action.

        The declaration of trust will further provide that the CVR certificate holders will have no voting rights (except in connection with certain amendments to the declaration of trust and except for limited rights in connection with the removal of the institutional trustee or the Delaware trustee of the trust) and no rights to dividends, liquidation preferences or other distributions other than their pro rata share of the proceeds of the antitrust litigation paid to the trust pursuant to the CVR agreement. In addition, the trust will have no assets other than the contractual right to receive payment in accordance with the CVR agreement in respect of proceeds received by Information Resources, its subsidiaries and their affiliates, as a result of the antitrust litigation, and any funds raised by the trust in accordance with the declaration of trust.

No trading market for the CVR certificates exists.

        There is no current trading market for the CVR certificates. Information Resources expects to apply, on behalf of the trust, for quotation of the CVR certificates on the NASDAQ National Market under the symbol "IRICVR." There can be no assurance that the CVR certificates will satisfy the requirements for quotation on the NASDAQ National Market or any other trading system. If the CVR certificates cannot be quoted or listed on any trading system, there would likely be only minimal or no trading channels for the CVR certificates. This would result in severely reduced liquidity for investors in the CVR certificates. Even if the CVR certificates are so quoted or listed, there can be no assurance that an active market will develop or be sustained. Further, the price at which the CVR certificates would trade at any time could be subject to rapid and substantial change, depending upon among other things developments in the antitrust litigation.

Information Resources may enter into additional contingency fee arrangements with trial counsel.

        With the approval of a majority of the rights agents, Information Resources may enter into additional contingency fee arrangements with its counsel in the antitrust litigation. Any such arrangement may reduce the aggregate amount of proceeds available to the CVR certificate holders.

The trust may issue additional CVR certificates or incur debt.

        The declaration of trust will authorize the operating trustees of the trust to raise funds for the payment of trust expenses or, upon the instruction of the rights agents appointed by Information Resources (under its current management), to fund expenses of the antitrust litigation in excess of $10 million, by either causing the trust to incur indebtedness that represents debt of the trust (and not an ownership interest) for U.S. federal income tax purposes or causing the trust to issue additional CVR certificates. Any such indebtedness will represent a prior claim on the assets of the trust, including any CVR certificate payment amounts received pursuant to the CVR agreement, and may reduce the aggregate amounts available for distribution to CVR certificate holders. Any issuance of additional CVR certificates will have a dilutive effect on CVR certificate holders, reducing the percentage of the total CVR certificate payment amount that holders receive with respect to each CVR certificate.

The trading value of an investment in CVR certificates may fluctuate widely.

        The price of the CVR certificates will depend on a number of factors. These factors include, but are not limited to, the nature of court decisions and opinions in the antitrust litigation, speculation about the outcome of the antitrust litigation and the sufficiency of the $10 million provided by Gingko Corporation to fund the prosecution of the litigation. Consequently, there could be wide fluctuations in the price of CVR certificates over short periods of time.

        In addition, the nature of an investment in the CVR certificates differs from the nature of an investment in an operating company like Information Resources. Some current Information Resources stockholders may therefore determine that investment in the CVR certificates does not comport with their investment policies or, in the case of corporate or institutional stockholders, that such investment may be restricted or prohibited by their charters. Such determinations by recipients of CVR certificates may result in a quick sale of CVR certificates received by those recipients in the offer or the merger, causing temporary selling pressure that could adversely affect the price of the CVR certificates for some period following completion of the offer and the merger.

Limited information regarding developments in the litigation is or will be available.

        The trust will file annual reports on Form 10-K and quarterly reports on Form 10-Q that will include an overview of the status of the antitrust litigation. The trust will also file a report on Form 8-K if there is a material judicial decision in the antitrust litigation, any agreement to settle the antitrust litigation or any material development in the litigation warranting such a filing. The trust's ability to disclose details of the antitrust litigation in the Registration Statement or in future public filings may be limited, however, by the inherent nature and rules of judicial proceedings, including, among other things, proceedings and filings that are sealed by the court, matters involving attorney-client and work product privileges and proceedings that are conducted on a confidential basis by agreement of the parties, like settlement negotiations.

        The above paragraphs describing the CVR certificates are qualified in their entirety by reference to the CVR agreement, the declaration of trust and the Registration Statement, copies of which are filed as exhibits to the Schedule TO.

To the Stockholders of Information Resources, Inc.:

INTRODUCTION

        We, Gingko Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Gingko Corporation, a Delaware corporation ("Parent"), are offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Information Resources, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the "Rights Agreement"), for $3.30 per Share, net to the seller in cash, without interest thereon, plus one contingent value right certificate ("CVR Certificate") per Share representing the right to receive payment equal to a portion of any potential proceeds of an existing antitrust lawsuit, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). You will not have to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of LaSalle Bank National Association, the depositary for the Offer (the "Depositary"), and MacKenzie Partners, Inc., the information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. See "The Offer—Section 16".

        We previously made an offer to purchase all outstanding Shares pursuant to the terms and conditions of an Offer to Purchase (the "Prior Offer to Purchase") dated July 14, 2003 and related letter of transmittal (which, together with the amendments thereto, collectively constituted the "Prior Offer"). Pursuant to the Prior Offer, we offered to pay $3.30 per Share plus one contingent value right per Share. On September 8, 2003, we announced the termination of the Prior Offer in order to launch the Offer described in this Offer to Purchase. The Shares deposited by or on behalf of stockholders with the Depositary in connection with the Prior Offer will be returned promptly without expense to the tendering stockholders. You should disregard the documents describing the Prior Offer, as those documents do not contain a description of the Offer described in this Offer to Purchase.

        The contingent value rights under the Prior Offer were not transferable nor did we seek to register the contingent value rights under the federal securities laws. The CVR Certificates offered as part of the consideration pursuant to the Offer described in this document are the subject of a Registration Statement on Form S-4 which has been filed with the SEC by Information Resources, Inc. Litigation Contingent Payment Rights Trust (the "Trust") and will be freely transferable by the holders of CVR Certificates under the Securities Act of 1933, as amended (the "Securities Act") and under the terms of an amended and restated declaration of trust (as described below), except for the following restrictions:

  •
  holders of CVR Certificates who may be deemed to be "affiliates" of the trust for purposes of Rule 145 under the Securities Act as of the date of receipt may not sell their CVR Certificates, except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act;

  •
  none of Parent, its successors, or any of their respective subsidiaries or affiliates may, as a result of that transfer, individually or collectively obtain beneficial ownership (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 15% or more of the CVR Certificates then outstanding; and

  •
  no transfer of a CVR Certificate may be made to any defendant in the antitrust litigation or to any affiliate, associate or agent of that defendant adverse to Information Resources.

        There is no current market for the CVR Certificates. The Company expects to promptly apply, on behalf of the Trust, for quotation of the CVR Certificates on the NASDAQ National Market under the symbol "IRICVR." Approval of the CVR Certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to the Offer. No assurance can be given that the CVR Certificates will satisfy the listing requirements for quotation on the NASDAQ National Market or any other trading system. If the CVR Certificates cannot be quoted or listed on any trading system, there would likely be only minimal or no trading channels for the CVR Certificates. This would result in severely reduced liquidity for investors in the CVR Certificates. Even if the CVR Certificates are so quoted or listed, there can be no assurance that an active market will develop or be sustained. Further, the price at which the CVR Certificates would trade at any time could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.

        We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of September 7, 2003 (the "Merger Agreement") by and among the Company, Parent and Purchaser. In connection with the Previous Offer, Company, Parent and Purchaser entered into a merger agreement dated June 29, 2003. That agreement has been terminated by the parties pursuant to its terms. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, we will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Dissenting Shares (as defined below) and any Shares held by the Company, Parent, Purchaser and any of their subsidiaries) will be converted into the right to receive merger consideration equal to the price paid and issued in the Offer, without interest. The Merger is subject to the satisfaction or waiver of certain conditions. See "The Offer—Section 12".

        An amended and restated declaration of trust, substantially in the form attached as Exhibit (d)(5) to the Schedule TO, (the "Declaration of Trust") will govern the terms and conditions of the CVR Certificates and the administration of the Trust.

        Prior to the issuance of the CVR Certificates, the Trust will enter into a contingent value rights agreement substantially in the form attached as Exhibit (d)(2) to the Schedule TO (the "CVR Agreement") with Parent, Purchaser, the Company and the rights agents to be named in that agreement. The CVR Agreement will govern the conduct of the antitrust litigation, as well as the obligation of Parent to make cash payments to the Trust in respect of proceeds received from the antitrust litigation.

        The Board of Directors of the Company (the "Company Board") has unanimously (i) determined that each of the Offer, the Merger, the Merger Agreement and the forms of Contingent Value Rights Agreement and Declaration of Trust described in this document is advisable and in the best interests of the Company and its stockholders, and is fair to the Company's stockholders; (ii) approved the Merger Agreement, the forms of Contingent Value Rights Agreement and Declaration of Trust and the transactions contemplated thereby (including the Offer and the proposed Merger) and (iii) recommended that the Company's stockholders tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

        William Blair & Company, L.L.C., the Company's financial advisor ("William Blair"), has delivered to the Company Board its written opinion to the effect that, as of the date of the Merger Agreement, and subject to the qualifications and limitations as set forth therein, the consideration to be received by the Company's stockholders in the Offer and the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to those stockholders. The full text of William Blair's written opinion containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed by the Company with the Securities and Exchange Commission (the "SEC") in connection with the Offer and is being mailed to the Company's stockholders with this Offer to Purchase. We urge stockholders to read the full text of the opinion carefully.

        The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the Expiration Date (as defined below) at least 16,000,000 Shares (the "Minimum Tender Condition"), (2) the Registration Statement having been declared effective by the SEC under the Securities Act and (3) the CVR Certificates to be issued pursuant to the Offer having been approved for listing on the Nasdaq National Market (or any comparable national securities exchange), subject to official notice of issuance. While the lapse or termination of all required waiting periods under applicable foreign antitrust laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") are listed as and remain conditions to the offer, the parties have concluded that no filings or waiting periods under such laws are applicable to the Offer or the Merger. See "The Offer—Section 14" for a discussion of these and other conditions. The total amount of funds required by Purchaser to purchase all of the Shares pursuant to the Offer and to pay related fees and expenses is estimated to be $114 million.

        According to the Company, as of September 4, 2003, there were outstanding 30,280,639 Shares and 8,386,409 options to purchase Shares. As of that date, there were outstanding options to purchase 740,300 Shares at an exercise price that is less than $3.30 per Share. While the cash portion of the consideration in the Offer is $3.30 per Share, in light of the fact that we are also offering one CVR Certificate per tendered Share pursuant to the Offer, it is possible that a holder of an option with an exercise price of $3.30 or greater will exercise his or her option. Based upon the number of outstanding Shares and options to purchase Shares as reported by the Company as of September 4, 2003, and assuming an expiration date as of that date, and in light of the fact that Purchaser and Parent do not beneficially own any Shares as of the date of this document, the Minimum Tender Condition would be satisfied if at least 16,000,000 Shares are validly tendered pursuant to the Offer and not withdrawn.

        If the Minimum Tender Condition is satisfied and we complete the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate a number of representatives to serve on the Company Board in proportion to our ownership of shares following completion of that purchase. Parent currently intends to exercise this right promptly after completion of the Offer and to designate one or more persons who are likely to be employees of Parent or its affiliates to serve as directors on the Company Board. For certain information regarding each of these persons, see Schedule I. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. Parent expects that such representation on the Company Board would permit us to exert substantial influence over the Company's conduct of its business and operations after completion of the Offer. Purchaser currently intends to complete the Merger as soon as practicable after completion of the Offer pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the sole directors of the Company.

        Under the Delaware General Corporation Law (the "Delaware Law"), if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we would be able to complete the Merger without a vote of the Company's stockholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Merger by the Company's stockholders. Approval of the Merger Agreement and the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Tender Condition and the other conditions to the Offer are satisfied and the purchase of Shares pursuant to the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company's stockholders.

        We would describe the role that the Company's current management may have with Parent and the Company after completion of the Offer and the Merger as follows:

  •
  In late July 2003, Purchaser informed the Company's management that, while no firm decision has been reached, it does not expect to retain the Company's current chief executive officer, Joseph P. Durrett, in any executive position at the Company beyond a brief transitional period after the closing of the Offer and the Merger. There also are no agreements, arrangements or understandings between the Company, Parent or any of their respective affiliates, on the one hand, and Mr. Durrett, on the other, other than those historical agreements that have been disclosed in the Company's SEC filings. Furthermore, Mr. Durrett will not receive any additional compensation on or in connection with the Offer or the Merger, other than pursuant to the historical compensation arrangements that have been disclosed in the Company's SEC filings;

  •
  There are no agreements, arrangements, understandings or commitments between the Company, Parent or any of their respective affiliates, on the one hand, and any other current director, officer, senior manager or employee of the Company, on the other, regarding post-closing employment or compensation matters, other than those historical agreements with the Company that have been disclosed in its SEC filings;

  •
  There have been no discussions or other communications between the Company, Parent or any of their respective affiliates, on the one hand, and any current director, officer, senior manager or employee of the Company, on the other, regarding the compensation of any such individual by the Company or Parent, or any equity participation by any such individual in the Company or Parent, after the closing of the Offer or the Merger; and

  •
  Notwithstanding these facts, like most buyers, Parent naturally needs management for the Company after the closing of the Offer and the Merger. Accordingly, Parent currently expects to attempt to retain many of the current officers and senior managers of the Company, other than Mr. Durrett (as described above), in their current or substantially similar roles if they are able to agree on mutually acceptable employment terms with any such individual. Parent also anticipates that it may retain individuals as officers and senior managers of the Company who are not currently employed by the Company. However, and as stated above, there are no agreements, arrangements, understandings or commitments in any such respect.

        This Offer to Purchase, the related Letter of Transmittal and the Registration Statement contain important information, and you should carefully read each in its entirety before you make a decision with respect to the Offer.

THE OFFER

        1.    Terms of the Offer.    Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn. "Expiration Date" means 12:00 Midnight, New York City time, on October 10, 2003, unless extended, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

        The Offer is subject to the conditions set forth in "The Offer—Section 14", which include, among other things, satisfaction of the Minimum Tender Condition. If any such condition is not satisfied at the then scheduled Expiration Date, Purchaser may terminate the Offer and promptly return all tendered Shares; extend the Offer and, subject to withdrawal rights as set forth in "The Offer—Section 4", retain all of the tendered Shares until the expiration of the Offer as so extended; or (subject to the Merger Agreement) waive any such condition(s) and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered before the Expiration Date and not withdrawn. Pursuant to the terms of the Merger Agreement, we have the right to extend the Offer, without the consent of the Company, (i) from time to time if, at the then scheduled Expiration Date, any conditions of the Offer have not been satisfied or waived, until those conditions are satisfied or waived as permitted by the Merger Agreement, or (ii) for any period required by the SEC. We expressly reserve the right to waive any of the conditions of the Offer and to make any change in the terms of or conditions to the Offer, provided that the Company's consent is required to (i) change or waive the Minimum Tender Condition and (ii) to change the form of consideration to be paid, decrease the price per Share or the number of Shares sought in the Offer, impose conditions to the Offer in addition to those set forth in "The Offer—Section 14", modify any condition set forth in "The Offer—Section 14" in any manner adverse to the holders of Shares, extend the Offer except as described in this Section 1, or otherwise amend the Offer in any manner adverse to the holders of Shares.

        If we decrease the percentage of Shares being sought in the Offer or increase or decrease the consideration to be paid for Shares pursuant to the Offer, and the Offer is then scheduled to expire in less than 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will remain open for 10 business days from the date of that notice. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms, information or waiver. In a published release, the SEC has stated that, in its view, a tender offer such as the Offer must remain open for a minimum period of time following a material change in the terms of that tender offer and that the waiver by a bidder of a condition, such as the Minimum Tender Condition, is a material change in the terms of a tender offer. The release states that a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. "Business day" means any day, other than Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

        If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and those Shares may not be withdrawn, except as provided in "The Offer—Section 4". Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

        Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement of that fact. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of an extension of the offer no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

        After the expiration of the Offer, we may, but are not obligated to, include a subsequent offering period of between three and 20 business days to permit additional tenders of Shares (a "Subsequent Offering Period"). Pursuant to Rule 14d-11 under the Exchange Act and as permitted by the Merger Agreement, we may include a Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all securities validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend the initial Subsequent Offering Period, if any, by any period or periods, provided that the Subsequent Offering Period (including extensions thereof) remains open for an aggregate of no more than 20 business days. No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights will apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

        We have not at this time made a final decision to include or not to include a Subsequent Offering Period. We would make any such decision in our sole discretion, and there is no assurance that we will or will not include a Subsequent Offering Period. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of that inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of the previously scheduled termination of the Subsequent Offering Period, as applicable.

        The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        2.    Acceptance for Payment and Payment.    Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not withdrawn before the Expiration Date promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions set forth in "The Offer—Section 14" relating to governmental or regulatory approvals. In addition, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay payment for Shares, see "The Offer—Section 14". If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay that increased consideration for all Shares purchased pursuant to the Offer.

        We will pay for Shares accepted for payment pursuant to the Offer by depositing (or causing the deposit of) CVR Certificates and cash with the Depositary, which will act as your agent for the purpose of receiving CVR Certificates and cash payments from us and delivering those CVR Certificates and transmitting those cash payments to you in respect of any shares validly tendered by you and accepted for payment. In all cases, delivery of CVR Certificates and payment of cash for Shares tendered and accepted pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for those Shares (or of a confirmation of a book-entry transfer of those Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer—Section 3")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee (unless the confirmation of book-entry transfer includes an Agent's Message (as defined in "The Offer—Section 3")) and any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer—Section 3". Accordingly, delivery of CVR Certificates and cash payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the cash consideration paid for Shares pursuant to the Offer, regardless of any delay in making that payment.

        If payment is to be made pursuant to the CVR Agreement in respect of the CVR Certificates, the institutional trustee under the Declaration of Trust will promptly make the applicable payments to the holders of CVR Certificates. See "The Offer—Section 12" for further details regarding payment in respect of the CVR Certificates.

        For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

        If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, those Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

        3.    Procedure for Tendering Shares.

        Valid Tender of Shares.    To tender Shares pursuant to the Offer, (a) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (ii) certificates for the Shares to be tendered or delivery of those Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of that delivery including an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (b) stockholders must comply with the guaranteed delivery procedure described below.

        The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

        The tender of Shares pursuant to any one of the procedures described above or below will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of those Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the tendered Shares, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to those Shares upon the terms and subject to the conditions of the Offer.

        If you hold shares in an account under the Company's 401(k) plan, the plan trustee will send you instructions on how to tender such shares.

        Book-Entry Delivery.    The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the "Book-Entry Transfer Facility") within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce that agreement against that participant.

        Signature Guarantees.    All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (each an "Eligible Institution"), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, and that holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal, or (ii) those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    If you wish to tender Shares pursuant to the Offer and cannot deliver those Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender your Shares if all of the following conditions are met:

            (i)  such tender is made by or through an Eligible Institution;

           (ii)  a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

          (iii)  the certificates for those Shares (or a confirmation of a book-entry transfer of those Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee (unless the confirmation of book-entry transfer includes an Agent's Message) and any other required documents, are received by the Depositary within three trading days after the date of execution of that Notice of Guaranteed Delivery. A "trading day" is any day on which the NASDAQ National Market is open for business.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in that Notice of Guaranteed Delivery.

        Taxation.    Under U.S. federal income tax law, payments of the cash portion of the price per Share made pursuant to the Offer may be subject to backup withholding unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8 Certificate of Foreign Status before receipt of any payment.

        Appointment of Proxy.    By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of those Shares on or after September 7, 2003). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of those Shares. Upon acceptance for payment, all prior proxies and consents granted by you with respect to those Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of those Shares, we are able to exercise full voting rights with respect to those Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

        Determination of Validity.    We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

        4.    Withdrawal Rights.    You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, those tenders are irrevocable, except that they may be withdrawn after November 6, 2003, unless those Shares are accepted for payment and paid for as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, but subject to applicable law and the requirements of the SEC, the Depositary may, on our behalf, retain all Shares tendered, and those Shares may not be withdrawn except as otherwise provided in this Section 4.

        For a withdrawal of Shares previously tendered to be effective, the Depositary must timely receive a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to those Shares at one of its addresses set forth on the back cover of this Offer to Purchase. This notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered those Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of those Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of

Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be tendered once again by following one of the procedures described in "The Offer—Section 3" at any time before the Expiration Date.

        If we include a Subsequent Offering Period (as described in more detail in "The Offer—Section 1") following the Offer, no withdrawal rights will apply to Shares tendered in that Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

        We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

        5.    Certain Tax Considerations.    The following describes the material United States federal income tax consequences to holders of Shares who sell their Shares pursuant to the Offer, but does not purport to be a complete analysis of all potential tax considerations for all holders. This summary does not address the consequences of the sale of Shares pursuant to the Offer under the tax laws of any state, local, or foreign jurisdiction and does not address tax considerations applicable to holders of stock options or restricted stock. In addition, this summary does not describe all of the tax consequences that may be relevant to particular classes of taxpayers, including persons who are not citizens or residents of the United States, who acquired their Shares through the exercise of an employee stock option or otherwise as compensation, who hold their Shares as part of a hedge, straddle or conversion transaction, whose Shares are not held as a capital asset for tax purposes or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code").

        This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Any such change could alter the tax consequences to you as described herein.

        General.    The sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes. In general, if you sell Shares pursuant to the Offer, you will recognize capital gain or loss equal to the difference between the "amount realized" on the sale and your income tax basis in the Shares tendered. For this purpose, the "amount realized" will include the amount of cash you receive, plus the fair market value of the CVR Certificates you receive. The value of the CVR Certificates is uncertain and depends on Information Resources, Inc.'s future recovery, if any, in its antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. Neither we nor Information Resources, Inc. will be providing a valuation of the CVR Certificates. It is possible, however, that the CVR Certificates will be traded at a price that reflects fair market value. You should consult with your own tax advisor as to the valuation of the CVR Certificates and the treatment of future payments, if any, received pursuant to the CVR Certificates.

        Because the Shares are traded on an established securities market, you will not be eligible to use the installment method to defer the recognition of any taxable gain that you recognize by reason of your sale of Shares pursuant to the Offer.

        If your holding period for your Shares is more than one year as of the date of the sale of such Shares, your capital gain or loss will be long-term capital gain or loss.

        Imputed Interest.    A portion of any payment made pursuant to the CVR Certificates more than one year after the date of the sale of your Shares will be characterized (and reported to you) as interest income pursuant to section 483 of the Code, computed using a discount rate equal to the "applicable federal rate." Any amount treated as interest income for federal income tax purposes will be subject to tax at ordinary income tax rates. You should consult with your own tax advisor concerning the reporting of interest income with respect to future payments, if any, received pursuant to the CVR Certificates.

        Backup Withholding.    You may be subject to backup withholding with respect to amounts received pursuant to the Offer unless certain information is provided to the Depositary or an exemption applies. See "The Offer—Section 3".

        Important additional tax consequences with respect to the holding and sale of CVR Certificates are described under the heading "Certain Federal Income Tax Consequences" in the prospectus included in the Registration Statement. You should read this information carefully before you make a decision with respect to the Offer.

THE FOREGOING TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO YOU, INCLUDING THE EFFECT OF APPLICABLE STATE, LOCAL, AND OTHER TAX LAWS.

        6.    Price Range of Shares; Dividends.    The Shares are quoted on the NASDAQ National Market under the symbol IRIC. The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares on the NASDAQ National Market based upon public sources:

	High	Low
2001
Third Quarter	$11.52	$5.25
Fourth Quarter	9.72	5.06
2002
First Quarter	9.48	6.39
Second Quarter	10.53	7.45
Third Quarter	9.08	3.36
Fourth Quarter	4.15	1.40
2003
First Quarter	1.88	1.02
Second Quarter	4.05	1.11
Third Quarter (through September 5, 2003)	4.50	3.72

        The Company has never declared any dividends with respect to the Shares during the period that it has been a public company. Pursuant to the Merger Agreement, the Company is not permitted to declare, set aside or pay any dividends with respect to the Shares. If we acquire control of the Company, we currently intend that no further dividends will be declared on the Shares before our acquisition of the entire equity interest in the Company.

        On June 27, 2003, the last full trading day before we announced the Prior Offer, the closing price of Information Resources common stock reported on the NASDAQ National Market was $2.98 per share. Between June 30 and July 11, 2003, the price of a share of Information Resources common stock ranged between a high of $4.05 and a low of $3.61, and on July 11, 2003, the last full trading day before the date of the previous Offer to Purchase, the closing price of a share of Information Resources common stock was $3.87. Between July 14, 2003 and September 5, 2003, the price of a share of Information Resources common stock ranged between a high of $4.50 and a low of $3.75. On September 5, 2003, the last full trading day before we announced the Offer and the possible subsequent Merger, the closing price of Information Resources common stock reported on the NASDAQ National Market was $4.06 per share. You should obtain current market quotations for shares of Company Common Stock in deciding whether to tender your Shares. Please note, however, that any such current price will presumably reflect a valuation of the CVR Certificates to be issued in connection with the Offer and the Merger. While this price may or may not reflect the actual aggregate value of the CVR Certificates (and there can be no assurance that the CVR Certificates will ultimately have any value), stockholders should, when deciding whether to tender their Shares into the Offer, take into account the fact that the current stock price should in theory include some valuation of the CVR Certificates. Nevertheless, you should obtain current market quotations for the Shares in deciding whether to tender your Shares.

        7.    Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulation.

        Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. After the Merger, other than Parent or any of its affiliates, there will be no holders of Shares.

        Stock Quotation.    The shares of Company Common Stock are quoted on the NASDAQ National Market. According to published guidelines of the National Association of Securities Dealers Inc., for the shares to continue to be eligible for quotation on the NASDAQ National Market, the shares of Company Common Stock must substantially meet, among other things, either of the following tests: (i) at least 750,000 shares of Company Common Stock must be publicly held, the market value of publicly held shares of Company Common Stock must be at least $5,000,000, the Company must have stockholders' equity of at least $10,000,000, there must be at least 400 holders of round lots of shares (that is, shareholders holding 100 shares or more) of Company Common Stock, the bid price per share of Company Common Stock must be at least $1 and there must be at least two registered and active market makers for the shares of Company Common Stock or (ii) at least 1,100,000 shares of Company Common Stock must be publicly held, the market value of publicly held shares of Company Common Stock must be at least $15,000,000, the bid price per share of Company Common Stock must be at least $3, there must be at least 400 holders of round lots of shares of Company Common Stock, there must be at least four registered and active market makers and either (x) the market value of the shares of Company Common Stock must be at least $50,000,000 or (y) the total assets and total revenue of the Company for the most recently completed fiscal year or two of the last three most recently completed fiscal years must be at least $50,000,000. Shares of Company Common Stock held directly or indirectly by directors, officers or beneficial owners of more than 10% of the shares of Company Common Stock are not considered as being publicly held for any such purpose. According to information furnished to Purchaser by the Company as of the close of business on September 4, 2003, there were approximately 1,522 holders of record of shares of Company Common Stock, not including beneficial holders of Common Stock in street name, and there were 30,280,639 shares of Company Common Stock outstanding. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NASDAQ National Market for continued quotation and the quotation of Shares is discontinued, the market for the Shares could be adversely affected.

        If the NASDAQ National Market were to cease to quote the shares of Company Common Stock (which we intend to cause the Company to seek if we acquire control of the Company and the Company Common Stock no longer meets the requirements for quotation on the NASDAQ National Market), it is possible that the shares of Company Common Stock would be traded or quoted on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by those exchanges or other sources. The extent of the public market for shares of Company Common Stock and the availability of those quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the shares of Company Common Stock remaining at that time, the interest in maintaining a market in shares of Company Common Stock on the part of securities firms, the possible termination of registration of the shares of Company Common Stock under the Exchange Act and other factors.

        Registration under the Exchange Act.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders' meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or NASDAQ National Market reporting. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of those Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

        8.    Certain Information Concerning the Company.    The Company is a Delaware corporation, with principal executive offices at 150 North Clinton Street, Chicago, Illinois 60661. The telephone number of the Company's principal executive offices is (312) 726-1221.

        According to the Company's Form 10-K for the fiscal year ended December 31, 2002, the Company and its subsidiaries are a leading provider of universal product code ("UPC"), scanner-based business solutions services to the consumer packaged goods ("CPG") industry, offering services in the United States, Europe and other international markets. The Company and its subsidiaries supply CPG manufacturers, retailers and brokers with information and analysis critical to their sales and marketing operations. The Company and its subsidiaries provide services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. The preceding description of the Company's business is qualified in its entirety by reference to the Company's Form 10-K for the fiscal year ended December 31, 2002.

  Certain Projections.

        In April 2003, in the course of the discussions between the Company and Symphony Technology II-A, L.P. ("Symphony") in negotiating the prior merger agreement, the Company provided Symphony, Parent and its representatives with certain nonpublic business and financial information about the

Company. Such information included, among other things, the Company's projections of revenue and earnings before interest and income taxes ("EBIT") for the years ending December 31, 2003 and December 31, 2004 (the "Initial Projections"). Set forth below is a summary of those projections.

	Year ending December 31, 2003	Year ending December 31, 2004
	(in millions)
Revenue:
United States	$399.9	$404.2
International	$157.1	$166.5

Total Revenue	$557.0	$570.7

EBIT	$10.1	$19.5

        In August 2003, in negotiating the modifications to the terms of the Prior Offer, Symphony requested revised projections reflecting known developments in the business of the Company subsequent to the preparation of the Initial Projections. As a result, the Company provided Symphony, Parent and its representatives with revised projections of revenue and EBIT for the years ending December 31, 2003 and December 31, 2004 (the "Revised Projections"). Set forth below is a summary of those projections. These projections should be read together with the financial statements of the Company filed with the SEC and with the information set forth below under the caption "Concerning the Projections".

	Year ending December 31, 2003	Year ending December 31, 2004
(in millions)
Revenue:
United States	$391-395	$382-387
International	$160-165	$170-175

Total Revenue	$551-560	$552-562

EBIT	$1-4	$4-14

  2003 Projections.

        The Revised Projections reflect 2003 EBIT that is $6 million to $9 million lower than the Initial Projections. According to the Company, there are three principal reasons for this difference. First, the Company will incur legal, banking and accounting expenses related to the proposed transaction which were not included in the Initial Projections. The Company expects these expenses to be in excess of $2 million, excluding a portion of the success fee payable to the Company's financial advisor upon completion of the transaction. Second, the Revised Projections reflect non-cash charges related to the write-down of certain data and software that the Company has either already taken or may take that were not contemplated when the Initial Projections were prepared. The Company has taken $1.2 million of data-related charges through the second quarter and expects to take up to $2 million of data and software-related charges in the second half of 2003. Third, as announced on its second quarter earnings call, the Company is taking a more conservative view toward U.S. revenue, particularly around new products.

  2004 Projections.

        According to the Company, the Revised Projections for 2004 are based on a top down look that takes into consideration, among other things, the Revised Projections for 2003. However, the Revised Projections for 2004 do not reflect the detailed annual budgeting process that the Company historically completes in the fourth quarter.

        The Revised Projections indicate a range of 2004 EBIT of $4 million to $14 million. According to the Company, this wide range is indicative of the potential variability of certain aspects of the

Company's business. According to the Company, the Revised Projections for 2004 differ from the Initial Projections due to a variety of factors, including: (1) possibly a lower level of business with Procter & Gamble as the Company works through its transition, (2) more conservative estimates around the success and timing of new products, (3) potentially lower growth rates of the U.S. Panel and Analytics business of the Company and (4) expected increases in legal expenses due to recent developments in the antitrust litigation and the upcoming trial.

  Concerning the Projections.

        Neither the Initial Projections nor the Revised Projections (collectively, the "Projections") were intended as guidance, nor were they prepared with a view to public disclosure or compliance with guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections or forecasts. The Projections have not been examined or compiled by the Company's certified public accountants. The Revised Projections are included in this Offer to Purchase to give the Company's stockholders access to information that was not publicly available and that the Company provided to Symphony, Parent and its representatives. The Company's internal financial forecasts (upon which the Projections were based in part) are, in general, prepared solely for internal use in capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The Projections also reflect numerous assumptions, all made by the Company's management, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially better or worse than those contained in the Projections. The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that the Company, Symphony, Parent or any of their respective affiliates or representatives consider the Projections to be a reliable prediction of future events, and the Projections should not be relied upon as such. Indeed, we prepared our own estimates of the Company's operating performance, and we did not base our Prior Offer or the current Offer described in this Offer to Purchase on either the Initial Projections or the Revised Projections. None of the Company, Symphony, and/or any of their affiliates and/or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even if any or all of the assumptions underlying the Projections are shown to be in error.

        Additional Information.    The Company is subject to the informational requirements of the Exchange Act and in accordance with that statute files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in its proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of those persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of that material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov. Such information should also be on file at the NASDAQ Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        9.    Certain Information Concerning Purchaser and Parent.    We are a Delaware corporation incorporated on June 13, 2003, with principal executive offices c/o Symphony Technology Group, 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304. The telephone number of our principal executive offices is (650) 935-9500. To date, we have engaged in no activities, other than those incident to our formation, the Prior Offer, the execution and delivery of the Merger Agreement, the commencement of the Offer and the other transactions contemplated by the Merger Agreement and the other documents contemplated thereby. We are a wholly owned subsidiary of Parent.

        Parent is a Delaware corporation incorporated on June 13, 2003, with principal executive offices c/o Symphony Technology Group, 4015 Miranda Avenue, 2nd Floor, Palo Alto, California, 94304. The telephone number of Parent's principal executive offices is (650) 935-9500. To date, Parent has engaged in no activities other than those incident to its formation, the Prior Offer, the execution and delivery of the Merger Agreement, the Symphony Commitment Letter (as defined below), the TCP Commitment Letter (as defined below) and the other transactions contemplated by the Merger Agreement.

        Parent is, as of the date of this Offer to Purchase, wholly owned by Symphony Technology II-A, L.P. ("Symphony"). At the closing of the purchase of Shares pursuant to the Offer, Symphony will own 36.2% of the equity of Parent and entities affiliated with Tennenbaum & Co., LLC (collectively, the "Tennenbaum Entities") will own the remaining 63.8% of the equity of Parent.

        Symphony is a Delaware limited partnership which makes investments for long-term appreciation. Its principal executive offices are at 4015 Miranda Avenue, 2nd Floor, Palo Alto, California, 94304. The telephone number of Symphony's principal executive offices is (650) 935-9500. Symphony GP is the sole general partner of Symphony.

        Symphony Technology II GP, LLC ("Symphony GP") is a Delaware limited liability company with principal executive offices at 4015 Miranda Avenue, 2nd Floor, Palo Alto, California, 94304. The telephone number of Symphony GP's principal executive offices is (650) 935-9500. Symphony GP makes all of the investment decisions on behalf of Symphony.

        Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP. Dr. Wadhwani's principal occupation or employment is presently as Managing Director of Symphony GP. Dr. Wadhwani's principal occupation or employment for the last five years is as follows: Vice Chairman of i2 Technologies, Inc. (June 2000-September 2002), and Chairman and Chief Executive Officer of Aspect Development, Inc. (January 1991-June 2000.) Dr. Wadhwani's business address is 4015 Miranda Avenue, 2nd Floor, Palo Alto, California, 94304. Dr. Wadhwani is a U.S. citizen.

        Each of Tennenbaum & Co., LLC ("TCO") and its affiliate, Tennenbaum Capital Partners, LLC ("TCP"), is a Delaware limited liability company. TCO is the managing member of TCP. The principal business of TCO and TCP is to make and manage investments. The principal executive offices of all of the Tennenbaum Entities are located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The telephone number of the principal executive offices of all of the Tennenbaum Entities is (310) 566-1000.

        Michael E. Tennenbaum is the Managing Member of TCO, which has been Mr. Tennenbaum's principal occupation or employment for the last five years. Mr. Tennenbaum's business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. Mr. Tennenbaum is a United States citizen. TCO has no executive officers.

        The Tennenbaum Entities investing in Parent consist of (i) Special Value Absolute Return Fund, LLC, a Delaware limited liability company whose managing member (through an intervening Tennenbaum Entity) is TCP, (ii) Special Value Bond Fund II, LLC, a Delaware limited liability company whose managing member (through an intervening Tennenbaum Entity) is TCO and (iii) a separate account managed by TCP. Upon our purchase of Shares pursuant to the Offer, Special Value Absolute Return Fund, LLC, Special Value Bond Fund II, LLC and the separate managed account will own 40.8%, 22.6% and 0.4%, respectively, of the equity of Parent.

        Information Resources, Inc. Litigation Contingent Payment Rights Trust (the "Trust") is a statutory trust established under the Delaware Statutory Trust Act on August 27, 2003. The principal executive office of the Trust is c/o Information Resources, Inc., 150 North Clinton Street, Chicago, Illinois 60661. The telephone number of the Trust is (312) 726-1221. To date, the Trust has engaged in no activities other than those incident to its formation and to the registration of the CVR Certificates under the Securities Act.

        The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser, and certain other information are set forth on Schedule I attached hereto.

        During the past five years, none of Purchaser, Parent, Symphony, Symphony GP, the Tennenbaum entities, Mr. Tennenbaum, the Trust or any of the persons listed on Schedule I to this Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of a violation of U.S. federal or state securities laws.

        Except as set forth elsewhere in this Offer to Purchase: (i) none of Purchaser, Parent, Symphony, Symphony GP, the Trust or the Tennenbaum Entities, or to the best of their knowledge, (a) the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Purchaser, Parent, Symphony, Symphony GP, Dr. Wadhwani, Mr. Tennenbaum, the Trust and the Tennenbaum Entities or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent, Symphony, Symphony GP, Dr. Wadhwani, Mr. Tennenbaum, the Trust or the Tennenbaum Entities or to the best of their knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; and (iii) none of Purchaser, Parent, Symphony, Symphony GP, Dr. Wadhwani, Mr. Tennenbaum, the Trust or the Tennenbaum Entities or to the best of their knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

        Except as set forth below and elsewhere in this Offer to Purchase: (i) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, Symphony, Symphony GP, Dr. Wadhwani, Mr. Tennenbaum, the Tennenbaum Entities, the Trust or any of their respective subsidiaries or, to Purchaser's, Parent's, Symphony's, Symphony GP's, Dr. Wadhwani's, Mr. Tennenbaum's, the Trust's or the Tennenbaum Entities' knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, Symphony, Symphony GP, Dr. Wadhwani, the Tennenbaum Entities, the Trust or any their respective subsidiaries or, to Purchaser's, Parent's, Symphony's, Symphony GP's, Dr. Wadhwani's, Mr. Tennenbaum's, the Trust's or the Tennenbaum Entities' knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

        10.    Source and Amount of Funds.    We will need approximately $114 million to purchase all Shares pursuant to the Offer, to pay $10 million into an escrow account to pay expenses relating to the A.C. Nielsen Co. litigation and to pay related fees and expenses. It is anticipated that $110 million of the funds we will need to acquire all of the outstanding Shares and to pay the $10 million of lawsuit related expenses into the escrow account will be provided through the sale of Parent's common stock

("Parent Common Stock") for cash to Symphony and the Tennenbaum Entities. Symphony has entered into a commitment letter (the "Symphony Commitment Letter") dated September 7, 2003 with the Company and Parent evidencing the commitment of Symphony to purchase up to $40 million of Parent Common Stock (the "Symphony Equity"), which commitment is conditioned on the conditions precedent to the Offer and the Merger. Symphony has sufficient binding capital commitments that it intends to draw upon in order to satisfy its obligation to purchase the Symphony Equity. In addition, TCP has, on behalf of the Tennenbaum Entities, entered into a commitment letter (the "TCP Commitment Letter") dated September 7, 2003 with Symphony and Parent, evidencing the commitment of the Tennenbaum Entities (the "Lenders") to provide a portion of the funds necessary to consummate the Offer (together with the Symphony Equity provided in connection with the consummation of the Offer, the "Tender Offer Financing") by purchasing up to $65 million of Parent Common Stock (the "Parent Equity") in a 65/40 ratio to Symphony's concurrent purchases of Symphony Equity, subject to certain conditions including (i) not less than 53% of the Shares having been validly tendered and accepted pursuant to the Offer and purchased by Parent, (ii) satisfaction or waiver of all of the other conditions precedent to Parent's obligations to consummate the Offer or the Merger and (iii) Parent having received net cash proceeds from Symphony and any permitted co-investors (the "Symphony Group") for the issuance to the Symphony Group of Symphony Equity in an amount equal to $40 million (or such lesser amount as shall be equal to the sum of (x) Symphony Group's pro rata share of the amount necessary to complete the Offer or the Merger, as applicable, and (y) such amount as shall be needed to fund the initial $5 million due under the CVR Agreement). In addition, the Lenders shall purchase from Parent, concurrently with consummation of the Offer and subject to the conditions in the previous sentence, an additional $5,383,772 of Parent Equity (such additional Parent Equity, the "CVR-Related Equity"). Pursuant to the TCP Commitment Letter, if the Recapitalization (as defined below) does not occur concurrently with the Merger, the Lenders have also committed to provide a portion of the funds necessary to consummate the Merger (the "Merger Financing") by purchasing from Parent, in a 65/40 ratio to Symphony's concurrent purchases from Parent of Parent Equity, additional Parent Equity in an amount of up to the difference of (1) $65 million minus (2) the amount purchased by the Lenders in connection with the Tender Offer Financing. The TCP Commitment Letter also obligates Symphony to pay for expenses incurred by us or Tennenbaum (but not the Company, which will cover its own expenses) in connection with the offer and related transactions which will satisfy amounts obligated to be paid in excess of $110 million.

        In his capacity as a limited partner of Symphony and pursuant to a capital call by it, Dr. Romesh Wadhwani will be providing (a) $40 million to Symphony and its affiliates in order to enable Symphony to satisfy its capital contribution obligations to Parent under the Symphony Commitment Letter (subject to satisfaction of the conditions set forth therein) and (b) amounts necessary to satisfy its expense reimbursement obligations under the TCP Commitment Letter. Dr. Wadhwani is the Chief Executive Officer and Managing Director of Symphony GP, the sole general partner of Symphony. A portion of this equity contribution may be refinanced by Symphony at or after the Offer or Merger through outside sources.

        The parties plan to recapitalize Parent and the Company (as further described in the TCP Commitment Letter, the "Recapitalization") on or after the Merger such that, following the Recapitalization, the aggregate debt of Parent and the Company will be approximately $115 million less any amount available to be borrowed under the credit facility expected to be obtained by the Company in connection with the Recapitalization. Pursuant to the Recapitalization, Parent would redeem for cash a portion of the Parent Common Stock issued to the Lenders and the Symphony Group. See "The Offer—Section 12". If less than 90% of the issued and outstanding shares of Company Common Stock are purchased by Purchaser pursuant to the Offer (including any Subsequent Offering Period), the redemption price payable in the Recapitalization per share of the Parent Equity held by the Lenders, the Symphony Equity held by the Symphony Group and any CVR-Related Equity shall be adjusted to provide, for the period beginning upon completion of the Tender Offer Financing through the date the Merger is completed, a 12% per annum return, compounded daily, on the aggregate amount advanced by the Lenders in connection with the Tender Offer Financing, in the case of the Parent Equity held by the Lenders, on $5 million, in the case of the Symphony Equity held by the Symphony Group, and on the aggregate amount of the CVR-Related Equity. If the Recapitalization does not occur simultaneously with the Merger, the redemption price payable in the Recapitalization per share of the Parent Equity held by the Lenders, the Symphony Equity held by the Symphony Group and any CVR-Related Equity shall also be adjusted to provide, for the period beginning on the date the Merger is completed through the date the Recapitalization is completed, an annual return equal to the sum of three-month LIBOR (as defined below) plus 7.5%, compounded daily, on the aggregate amount advanced by the Lenders in connection with the Tender Offer Financing and the Merger Financing, in the case of the Parent Equity held by the Lenders, on $5 million in the case of the Symphony Equity held by the Symphony Group, and on the aggregate amount of CVR-Related Equity. Any adjustment to the redemption price per share of the Parent Equity held by the Lenders, the Symphony Equity held by the Symphony Group and any CVR-Related Equity will be payable only if the Recapitalization is completed.

        "LIBOR" or the London InterBank Offered Rate is the rate on dollar-denominated deposits, also known as Eurodollars, traded between banks in London. The index is quoted for one month, three months, six months as well as one-year periods.

        Purchaser currently has no alternative financing arrangements or plans if financing is not obtained through the Symphony Commitment Letter and the TCP Commitment Letter. Parent intends to refinance a portion of the Tender Offer Financing and the Merger Financing pursuant to the Recapitalization as described in "The Offer—Section 12" and the TCP Commitment Letter.

        The Offer is not conditioned upon any financing arrangements.

        Copies of the Symphony Commitment Letter and the TCP Commitment Letter are filed as exhibits to the Schedule TO. We refer you to those exhibits for a more complete description of the proposed Tender Offer Financing and Merger Financing, and the above description is qualified in its entirety by the information contained in each such exhibit.

        11.    Background of the Offer.    In connection with reviewing and revising the Company's business plan, the Company Board has from time to time reviewed and considered certain strategic alternatives for the Company. On February 15, 2001, in response to an unsolicited indication of interest from a third party to acquire the Company and in light of market developments, including the proposed merger of The A.C. Nielsen Co. ("Nielsen") with VNU, N.V., the Company Board engaged a financial advisor to assist the Board of Directors in exploring the Company's strategic alternatives, including the possible sale of the Company. At the time of this engagement the Company Common Stock was trading at approximately $5.50 per share, near its then-historic lows.

        In the course of its engagement, the financial advisor and the Company's management and Company Board contacted approximately 15 parties. The ensuing discussions resulted in five signed confidentiality agreements, senior-level meetings with three parties and detailed discussions with one party that resulted in a preliminary indication of interest. In May 2001, the party providing the preliminary indication of interest proposed either to acquire the entire Company for $7 to $9 per share, or to acquire a minority stake in the Company for $8 to $10 per share. The Company Common Stock was trading at approximately $9 per share at this time. The party later revised its indication of interest to acquire a minority interest at an unspecified price. The Company decided to terminate discussions because the party was interested only in acquiring a minority interest at a discount to current market prices and the Company Board believed that having this party as a minority partner could limit other value maximizing opportunities in the future. By October 2001, the price of the Company Common Stock had risen to $10.34 per share, due in part to improved operating results. The Company Board determined that none of the alternatives explored with its financial advisor was preferable to maintaining operations on a stand-alone basis. Accordingly, the Company Board terminated the engagement with the financial advisor effective as of April 30, 2002.

        During the period from November 2001 to December 2002, the Company concentrated on executing its business plan. As a result of the impact of what the Company believes to have been anti-competitive behavior by Nielsen, the Company continues to face a number of challenges, including challenges to its ability to respond to trends in the consumer packaged goods industry and general economic conditions. Specifically, increasing customer consolidation among consumer packaged goods manufacturers has caused the overall market for retail tracking services to contract. In addition, retail tracking services offered by the Company and its competitors, particularly in the U.S., began to cover less of the total marketplace than in prior years as a result of the decision by Wal-Mart in May of 2001 to discontinue providing its point-of-sale data to third party data suppliers, including the Company and Nielsen, and the emergence and growth of new channels of trade that do not release point-of-sale data for inclusion in retail tracking services. During this period, the Company also experienced increased losses from its German operations as a result of difficulties experienced by the Company's German subsidiary in transitioning German production to the U.S. and transitioning its German customers to a new scan-based service. As a result of these events, the Company reported lower earnings in 2002 than in 2001. The per share price of the Company Common Stock decreased from $7.30 on November 1, 2001 to $3.16 on December 9, 2002.

        Following three years of cost reduction initiatives and in an effort to better align costs with revenues, on December 10, 2002 the Company announced further plans to eliminate approximately 5% of its total workforce in the U.S. and Europe. On December 13, 2002, the Company announced that it had been informed by Procter & Gamble that it decided not to renew its U.S. retail tracking business with the Company. The price per share of the Company Common Stock dropped from a closing price of $3.00 on December 12, 2002 to $1.55 the following week. The Company Board and the management of the Company engaged in a review of the retail tracking business to assure that the business could be carried forward effectively following the loss of this major customer, particularly in light of the high fixed-cost nature of the Company's business and ongoing capital requirements. At the same time, the Company Board considered it prudent to continue its ongoing review of the strategic alternatives that were open to the Company, including remaining independent and engaging in further restructuring activities, seeking additional funds in the capital markets or through private investment, selling some of the assets or businesses of the Company, or selling the entire enterprise.

        In late July 2002 and in mid-September 2002, the Company and William Blair met to discuss various financing alternatives. The Company and William Blair informally continued these discussions through the fall of 2002. In light of the developments in the Company's business described above and the risks that these developments posed to the Company's business, the Company Board authorized the Company to enter into a formal engagement letter with William Blair to assist the Company in exploring a broader range of strategic alternatives effective as of January 3, 2003.

        In early February 2003, William Chisholm from Symphony contacted the Company's Chief Financial Officer, Andrew Balbirer, to initiate discussions with respect to a potential transaction involving Symphony and the Company. On February 18, 2003, members of senior management from Symphony and the Company held a telephonic meeting during which they discussed a potential transaction involving the two entities. On February 19, 2003, Symphony signed a confidentiality agreement with the Company. Representatives from Symphony, the Company and William Blair met on March 4, 2003 to discuss a possible transaction. At the March 4, 2003 meeting, Symphony indicated a desire to explore a transaction with the Company on an exclusive basis. However, in light of the strategic alternatives review process underway, the Company Board and Company management rejected Symphony's request, but encouraged Symphony to proceed as part of the Company's strategic alternatives review process.

        The Company publicly announced the engagement of William Blair on February 26, 2003. In the course of its engagement, William Blair contacted, or was contacted by, 85 parties (including 40 strategic parties, 42 financial parties and three former industry executives), 46 of whom signed confidentiality agreements with the Company and received the Company's descriptive memorandum.

The Company and William Blair asked the parties to submit written, non-binding indications of interest with respect to a possible transaction with the Company by April 10, 2003. In response, William Blair received non-binding preliminary indications of interest from 20 parties. The Company Board reviewed these initial indications of interest at a telephonic meeting held on April 15, 2003. Fifteen parties, with indications of interest ranging in value from $40 million to $210 million, proposed to acquire the whole Company prior to conducting a detailed due diligence investigation of the Company's business. None of the initial indications of interest for the entire Company contemplated any sharing with the Company's existing stockholders of the potential recovery from the lawsuit filed by the Company against The Dun & Bradstreet Corp., Nielsen and IMS International, Inc. (the "Defendants") in the United States District Court for the Southern District of New York entitled Information Resources, Inc. v. The Dun & Bradstreet Corp., et al. No. 96 CIV. 5716 (the "Litigation") (as described in more detail below). Five parties, with indications of interest ranging in value from $40 million to $80 million, proposed to acquire the Company's Panel and Testing business line only.

        During the April 15, 2003 meeting, the Company Board also reviewed certain other strategic alternatives that were available to the Company. As of April 15, 2003, the Company's market capitalization was approximately $35 million. The Company Board determined that, given market conditions and the Company's existing market capitalization, capital structure and financial performance, obtaining additional funds in the capital markets or through private investment would be highly dilutive and as such was not in the best interests of the Company's stockholders. The Company Board further determined that, as a result of the potential complications in separating business divisions, a sale of the entire Company was preferable to a sale of individual business lines. Nevertheless, the Company Board decided to continue its dialogue with the highest bidder interested in acquiring only the Company's Panel and Testing business to keep the Company's options open and maintain its flexibility in the strategic alternatives review process.

        During its deliberations at the April 15, 2003 meeting, the Company Board also determined that, unless the purchase price included significant value for the Litigation, any transaction involving the sale of the Company would need to be structured so that the existing stockholders would retain a right to all or a portion of any proceeds from the Litigation. The Company Board believed that, until the ultimate amount of the recovery in the Litigation was finally adjudicated, such recovery would likely be undervalued by third parties as a result of uncertainty as to amount and timing of a jury award, if any, the third parties' lack of knowledge of the full merits of the Company's claims and the inability of third parties to review much of the evidence in the Litigation due to applicable protective orders. In addition, the Company Board believed that, while neither the Company nor any purchaser could determine the value of any potential recovery, the Litigation nonetheless constituted a potentially valuable asset of the Company.

        On April 23, 2003, the Company reported its results for the first quarter ended March 31, 2003. The price per share of the Company Common Stock increased from $1.36 to $1.55 per share the following day. On April 29, 2003, the U.S. District Court issued two rulings related to the Litigation that were favorable to the Company. The price per share of the Company Common Stock increased from $1.56 on April 29, 2003 to $2.35 on April 30, 2003 following announcement of the favorable rulings.

        In response to the initial indications of interest described above, the Company and William Blair invited ten parties to meet individually with the Company's management and to participate in follow-up conference calls with management to clarify the information provided to them and ask additional questions. Two of the parties invited to these meetings, including the highest bidder at the initial stage, declined to participate. These meetings began on April 29, 2003 and concluded on May 8, 2003. During each of these meetings, the Company's management provided the parties with a detailed overview of its business and presented certain additional information on the Litigation consistent with applicable protective orders.

        In early May 2003, the Company's management and William Blair invited the parties to participate in follow-up diligence calls with respect to the Company's business. Four parties requested these follow-up conference calls, including Symphony. After this additional diligence, William Blair asked the eight parties that met with management to submit revised indications of interest by May 12, 2003. The revised indications of interest were required to include the following information: an indication of value for the Company including the Litigation, an indication of value ascribed specifically to the Litigation and a mark-up of the deal protection, conditions to closing and termination provisions included in a draft merger agreement furnished by the Company. William Blair informed the parties that the Company Board was very focused on maximizing the overall value of any transaction, including maximizing the participation by the existing Company stockholders in any recovery from the Litigation.

        On May 13, 2003, the Company Board held a telephonic meeting with its legal and financial advisors and with the Company's trial counsel in the Litigation. The Company Board reviewed the history and status of the Litigation and the relative benefits of potential mechanisms for sharing Litigation proceeds.

        At meetings held on May 14 and May 15 and telephonically on May 20, 2003, the Company Board reviewed with its legal and financial advisors the status of the strategic alternatives review process, including the revised indications of interest received from eight parties. To varying degrees, the parties indicated a willingness to have the existing stockholders retain an interest in a portion of any Litigation proceeds. However, no party that proposed to acquire all of the Company would agree to allow the Company's existing stockholders to retain 100% of any Litigation proceeds or full control over prosecution of the Litigation. Seven indications of interest valued the entire Company (including the right to 100% of the Litigation) from $78 million to $130 million. Symphony's indication of interest proposed an aggregate cash purchase price of $110 million for the entire Company, including 100% of the Litigation, or a cash purchase price ranging from $88 million to $93.5 million and a 50% interest in any proceeds from the Litigation. The party providing an expression of interest valuing the entire Company and 100% of the Litigation between $110 million to $130 million later revised its indication of interest to $80 million for the entire Company and at least a 51% interest in the Litigation (including a $10 million commitment to fund the Litigation). One party proposed to acquire only the Panel, Testing and Analytics business for $85 million to $100 million, provided that there was assurance that the Company's other business lines would continue to provide data to the divested line. The Company Board considered a sale of the Panel, Testing and Analytics business of the Company, but determined such a sale not to be a viable alternative due to the expense and difficulty associated with separating this business line from the Company's other business lines. At these meetings, the Company's management and William Blair updated the Company Board regarding the results of their efforts to pursue other alternative transactions with potential strategic and technology partners, none of which resulted in a firm indication of interest.

        Based on the revised indications, the Company Board eliminated all but four parties, each of whom was interested in acquiring the Company as a whole. The eliminated parties had indications of interest valuing the entire Company (including the Litigation) from $78 million to $90 million. Of the four remaining indications of interest, the Company Board considered Symphony's indication of interest superior because:

  •
  its cash offer price, together with the perceived value to the Company's stockholders of sharing in a substantial portion of the potential proceeds of the Litigation, reflected the highest overall value relative to the other indications of interest;

  •
  it was based on more thorough diligence than the other indications of interest;

  •
  the indication of interest included a full mark-up of the deal protection, conditions to closing and termination provisions proposed by the Company in its draft merger agreement; and

  •
  Symphony indicated a desire to execute definitive agreements within two weeks.

        The Company Board directed management and William Blair to invite Symphony into the final round and to conduct further due diligence, but not to grant it exclusivity, as Symphony had again requested. The Company Board also instructed William Blair to continue discussions with the next three most attractive bidders in order to clarify elements of their indications of interest further. The Company Board decided that, if Symphony sufficiently improved its offer, the Company would grant it the opportunity for expedited additional due diligence. On May 16, 2003, Symphony orally submitted a revised indication of interest that would provide $105 million cash consideration to the stockholders, give the stockholders a 50% interest in any proceeds from the Litigation and provide $10 million to fund the Litigation. Following further negotiations with the Company Board and Company management, Symphony subsequently increased the cash portion of its indication of interest to $107.5 million. However, it was unwilling to reduce its stake in any proceeds of the Litigation below 50%.

        Upon consultation with the Company's legal advisors and management, the Company Board determined that a contingent value rights arrangement would be preferable to a liquidating trust arrangement, for the principal reason that a liquidating trust arrangement would likely require a valuation of the Litigation for federal tax purposes that would result in tax liability to the Company's stockholders at closing and that would likely differ from the final judicial determination of the Company's claims in the Litigation. The Company Board believed that an unregistered, non-transferable security was an appropriate mechanism because they were concerned that a trading market in the contingent value rights might materially harm the Company and its stockholders in the Litigation and because no party would at that time consider proceeding with a transaction structure in which a registered security that was tied to the Litigation was issued.

        On May 19, 2003, the Company and Symphony agreed to negotiate on a non-exclusive basis for a two-week period. The Company agreed to reimburse Symphony for up to $750,000 of its out-of-pocket fees and expenses if the Company unilaterally terminated negotiations or failed to negotiate in good faith, or if the Company's management and Symphony reached agreement on the material terms of a transaction which the Company Board did not approve.

        During this two-week period, Symphony conducted substantial due diligence and began negotiating a definitive merger agreement and related documents. During negotiations, Symphony and the Company agreed that the mechanism for sharing any potential recovery from the Litigation would be a contingent value rights arrangement. The parties agreed that the contingent value rights would not be transferable, except by will, upon death, or by operation of law, and would not be registered securities for which a public market would exist after consummation of the transaction. The Company's management and William Blair also clarified with the respective third parties certain elements of the other three final indications of interest with respect to (i) their proposed value assuming the maximum amount of the Litigation proceeds they would be willing to share with the Company's stockholders, (ii) their willingness to proceed on a non-exclusive basis and (iii) their contemplated capital structure to finance the transaction. None of these parties indicated a willingness to issue any form of tradeable security as a vehicle for participation in a recovery of proceeds from the Litigation. During the process of clarifying the other three indications of interest, one party indicated a willingness to consider permitting the Company's existing stockholders to retain 100% of any Litigation proceeds. However, the Company Board determined that the cash component of the purchase price under this party's indication of interest was substantially inferior to the Symphony indication of interest.

        On May 21, 2003, the U.S. District Court set a trial date of September 20, 2004 for the Litigation. The price per share of the Company Common Stock increased from $2.80 on May 20, 2003 to $3.48 on May 22, 2003.

        On May 27, 2003, the Company Board again met to discuss, in general, the Company's strategic alternatives and, in particular, Symphony's revised indication of interest. On May 30, 2003, the Company Board met to discuss the current top four indications of interest. The Company Board directed management to continue its agreement with Symphony to negotiate on a non-exclusive basis until June 12, 2003. The Company Board also discussed in detail the remaining three indications of interest and instructed management and William Blair to pursue discussions with the next highest bidder (the "Second Party"). The Company then informed the Second Party that it had been selected to move into the final round of due diligence and negotiations, but that it would have to improve its offer if it wished to be competitive with the leading bidder. On June 4, 2003, another of the parties that had provided one of the top four indications of interest (the "Third Party") submitted a revised indication of interest for $102.5 million in cash (after providing $10 million to fund the Litigation) for the business and 50% of any proceeds from the Litigation. On June 5, 2003, the Company and the Second Party held a conference call to discuss the business and the Litigation. On June 9, 2003, the Second Party informed the Company that it was not willing to increase its offer.

        Throughout June 2003, the Company Board met and reviewed updates with William Blair and the Company's management regarding the revised indications of interest. On June 11, 2003, following completion of its due diligence, Symphony submitted a revised indication of interest of $97.5 million cash consideration to the stockholders, 50% interest in any proceeds from the Litigation and $10 million to fund the Litigation. On June 13 and 14, 2003, the Company, Symphony and their advisors continued to negotiate, resulting in a revised Symphony indication of interest to acquire the Company for $100 million in cash, a 60% participation by the Company's stockholders in the net proceeds of the Litigation and $10 million to fund the Litigation. The Company Board determined that the total value of Symphony's revised indication of interest was superior to that of the Second Party and the Third Party.

        Additionally, the Company has informed us that it has a net operating loss ("NOL") carryforward of approximately $116.8 million for U.S. federal income tax purposes. In general, this NOL would be available to reduce taxable income in future years. However, following a change of control, the Internal Revenue Code imposes rules which generally have the effect of limiting the amount of NOL benefit that may be claimed each year. The Company disclosed the amount of its NOL in its 2002 Form 10-K and to all parties that received the Company's descriptive memorandum, including Symphony. The Company Board and management considered the benefit of the NOL throughout the negotiations with Symphony, its discussions with other bidders and its consideration of other strategic alternatives. In the course of negotiations, Symphony consistently stated that its offer price assumed that the Company would retain all of its tax attributes after closing of any transaction, including the NOL, and therefore, Symphony was not willing to share the benefit of any NOLs with the contingent value rights holders. Nevertheless, in light of the NOLs and the other tax benefits that may accrue to the Company in respect of the contingent value rights structure and payments, the parties compromised and agreed to an assumed tax rate that was lower than the anticipated highest applicable combined federal and state income tax rate to be applied to any proceeds of the Litigation in calculating the contingent value rights payment amount.

        On June 17, 2003, the Company Board and its advisors held a telephonic meeting to review the terms of the draft Symphony agreements. Representatives from William Blair reviewed with the Company Board the process pursued to find the most attractive strategic alternative for the Company's stockholders, the value of Symphony's most recent indication of interest, the Company Common Stock price and volume data and various analyses of the Company's historical and projected operating performance. At this meeting, representatives from Winston & Strawn, the Company's special outside legal counsel, also summarized for the Company Board the material provisions of the draft merger agreement and contingent value rights agreement as negotiated to that point. In addition, the Winston & Strawn representatives discussed the Company Board's fiduciary duties under Delaware law in the context of a change in control transaction.

        Negotiations and due diligence continued with Symphony during the next two weeks. Due to concerns that the Company might not successfully reach an acceptable definitive merger agreement and/or contingent value rights agreement with Symphony, the Company Board directed management and William Blair to invite the Third Party to the Company's offices for additional management meetings. The Third Party conducted additional due diligence on June 25-27. On June 27, the Company Board held a telephonic meeting at which representatives of William Blair and Winston & Strawn updated the Company Board on the course of negotiations regarding the proposed Symphony transaction. On June 29, 2003, the Company Board held a telephonic meeting at which it reviewed the final drafts of the merger agreement and contingent value rights agreement for the proposed transaction reviewed William Blair's updated financial analyses with representatives of William Blair, asked questions and received answers from its legal and financial advisors, received the oral opinion of William Blair, later confirmed in writing, as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received by such stockholders in the proposed transaction. The Company Board then unanimously approved the transaction with Symphony.

        On the evening of June 29, 2003, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger for the transaction (the "Prior Transaction") approved by the Company Board. On the morning of June 30, 2003, the Company and Symphony issued a joint press release and the Company held a conference call with investors to discuss the Prior Transaction. On July 1, 2003, the Company held another conference call with investors to discuss the Prior Transaction. On July 14, 2003, the Purchaser commenced the Prior Offer, and the Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Prior Offer. On July 23, 2003, the Company issued a press release announcing its results for the second quarter ended June 30, 2003. On July 24, 2003, the Company held a conference call to discuss its second quarter earnings. During the July 24 conference call, Company executives reiterated the principal reasons for the Company's recommendation of the Prior Transaction. On August 1, 2003, the Company amended its Solicitation/Recommendation Statement on Schedule 14D-9 to include certain supplemental financial information concerning the Company. On August 4, 2003, Purchaser and the Company agreed to an extension of the expiration date of the Prior Offer from August 8, 2003 to August 29, 2003.

        Throughout the period following the public announcement of the Prior Transaction, executives of the Company and Parent, together with their respective advisors and members of the Company Board, discussed the status of the Prior Offer and the positive and negative reactions from investors to the Prior Offer, including those expressed on the June 30 and July 1 conference calls. During this period, the Company Board held several meetings with its advisors and the Company's management to discuss the status and prospects for the Prior Offer.

        In early August, representatives of Parent began to discuss with representatives of the Company possible changes that might improve the value of the Prior Offer to the Company's stockholders. These discussions, which actively involved the Company Board, resulted in three principal changes to the Prior Offer: an increase in the participation rights of the Company's stockholders in the potential proceeds of the Litigation entitling them to 75% (as opposed to 60%) of any such proceeds above $200 million (subject to certain adjustments, including taxes), the conversion of those rights to a registered, tradeable security, and a reduction in the minimum number of Shares required to be tendered in the Offer.

        On August 27, 2003, the Company Board and its advisors held a telephonic meeting to review the terms of the new draft agreements. Representatives from William Blair reviewed again with the Company Board the process pursued to find the most attractive strategic alternative for the Company's stockholders, the terms of the proposed new transaction with Parent, the Company Common Stock price and volume data and various analyses of the Company's historical and projected operating performance. At this meeting, representatives from Winston & Strawn, the Company's special outside legal counsel, also summarized for the Company Board the material provisions of the drafts of the Merger Agreement, the CVR Agreement and the Declaration of Trust, as negotiated to that point and members of the Company Board asked questions and received answers from the Company's management and the Company's advisors concerning pending negotiations. At telephonic meetings held on August 28 and 29, 2003, the Company Board discussed with the Company's management and its financial and legal advisors the status of negotiations with respect to the revisions to the transaction then under consideration. During the period from August 29 through September 4, 2003, the parties continued to negotiate the transaction documents. On the morning of September 5, 2003, the Company Board and its advisors and the Company's management held a telephonic meeting. The meeting was adjourned until the evening of September 5. During the evening of September 5, 2003, the Company Board reconvened the telephonic meeting. At this meeting, the Company Board again discussed with the Company's management and the Company's advisors the status of the pending negotiations and the drafts of the transaction documents.

        On September 6, 2003, the Company Board held a telephonic meeting at which it reviewed the final drafts of the Merger Agreement, the CVR Agreement and the Declaration of Trust, asked questions and received answers from its legal and financial advisors and the Company's management, and received the oral opinion of William Blair as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received by such stockholders in the proposed transaction. The Winston & Strawn representatives again discussed the Company Board's fiduciary duties under Delaware law. The Company Board then unanimously approved the new transaction with Parent.

        On September 7, 2003, the Company, Parent and Purchaser entered into the Merger Agreement.

        12.    Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust.

        Purpose of the Offer; Plans for the Company.    The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, we are entitled, as soon as practicable after consummation of the Offer, to seek representation on the Company Board and to seek to have the Company consummate the Merger pursuant to the Merger Agreement. If the Minimum Tender Condition is satisfied and we complete the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate a number of representatives to serve on the Company Board in proportion to our ownership of Shares following completion of that purchase. Parent currently intends, promptly after consummation of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Parent or its affiliates to serve as directors of the Company. For certain information regarding each of these persons, see Schedule I. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to stockholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation would permit us to exert substantial influence over the Company's conduct of its business and operations. In addition, if, pursuant to the offer, we purchase sufficient shares to give Parent and us ownership of a majority of the outstanding shares of Company Common Stock on a fully diluted basis, we intend to be merged with and into the Company as soon as practicable after consummation of the Offer. Following the Merger, the directors of Purchaser will be the directors of the Company. See "—The Merger Agreement—The Offer".

        Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company and from time to time, to conduct a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Parent's business.

        The TCP Commitment Letter states that Symphony, TCP and Parent contemplate that Parent will arrange for a credit facility for the Company of approximately $35 million to be provided by Wells Fargo Foothill, Inc. following consummation of the purchase of Shares pursuant to the Offer (the "Bank Financing"). Following the Recapitalization, the aggregate debt of Parent and the Company will be approximately $115 million less any amount available to be borrowed under the Bank Financing. The Recapitalization is subject to certain conditions precedent, including the consummation of the Merger. Pursuant to the terms and conditions set forth in the TCP Commitment Letter, in connection with the Recapitalization, the Lenders plan to purchase from Parent for $79,344,298 in cash $65 million in aggregate principal amount of Series A Notes of Parent and $15 million in aggregate principal amount of Series B Notes of Parent (each as described below), together with 7-year detachable warrants to purchase 10.75% of Parent Common Stock at an exercise price equal to the price paid by Symphony in cash for its Parent Common Stock. Pursuant to the terms and conditions set forth in the TCP Commitment Letter, Parent has agreed to redeem concurrently with the Recapitalization (i) from the Lenders for cash all but $4,605,263 (valued at $1.00 per share) of the Parent Common Stock purchased by Lenders in connection with the financing of the Offer; (ii) from Symphony $5 million of the Parent Common Stock purchased by Symphony in connection with the financing of the Offer and (iii) from the Lenders for cash all but $383,772 of the $5,383,772 of the CVR-Related Equity. See "The Offer—Section 10—Source and Amount of Funds".

        The Lenders' commitment to provide any funds under the TCP Commitment Letter will terminate upon the first to occur of (i) February 29, 2004 and (ii) such date on which the Merger Agreement has been terminated in accordance with its terms.

        The TCP Commitment Letter provides that the Notes will have a 60-month term to maturity with no scheduled amortization prior to maturity. The Series A Notes, of which $60 million aggregate principal amount may be issued and sold, will pay cash interest equal to the sum of three-month (or one- two-, or six-month at the request of Parent) LIBOR plus 7.5% per annum, payable quarterly in arrears. The Series B Notes, of which $15 million aggregate principal amount may be issued and sold, will pay cash interest equal to the sum of the prime rate (as announced from time to time by Citibank, N.A.) plus 4.25% per annum, payable in cash quarterly in arrears. In each case, interest will be calculated and payments will be made on the basis of actual days elapsed in a 360-day year.

        The TCP Commitment Letter also provides that the Notes will be secured by a second priority lien (junior only to the liens granted to providers of the Bank Financing, the indebtedness secured thereby not to exceed $35 million) on all assets of the Company and its subsidiaries. However, the Litigation and the Litigation Proceeds (as defined below) will be treated as collateral in the manner contemplated by the CVR Agreement. Such liens shall extend to, without limitation, all present and future receivables, inventory, intellectual property, equipment, real estate, and issued and outstanding stock of the Company and its subsidiaries and the proceeds of each of the foregoing.

        The TCP Commitment Letter further provides that the Senior Secured Notes will be senior debt of the Company, rank pari passu with the indebtedness of the Company under the Bank Financing (but the liens securing the Notes will be subordinate to the lien securing the Bank Financing as described in the immediately preceding paragraph) and will be senior to all other indebtedness of the Company.

        Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, and subject to Parent's intention to evaluate the business and operations of the Company during and after the consummation of the Offer and the Merger and to take such actions as it deems appropriate under the circumstances then existing, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the

Company Board or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

        Copies of the Symphony Commitment Letter and the TCP Commitment Letter are filed as exhibits to the Schedule TO and are incorporated in this Offer to Purchase by reference. We reference you to those exhibits for a more complete description of the proposed Tender Offer Financing and Merger Financing, and the above description is qualified in its entirety by the information contained in each such exhibit.

        We would describe the role that the Company's current management may have with Parent and the Company after completion of the Offer and the Merger as follows:

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  In late July 2003, Purchaser informed the Company's management that, while no firm decision has been reached, it does not expect to retain the Company's current chief executive officer, Joseph P. Durrett, in any executive position with the Company beyond a brief transitional period after the closing of the Offer and the Merger. There also are no agreements, arrangements or understandings between the Company, Parent or any of their respective affiliates, on the one hand, and Mr. Durrett, on the other, other than those historical agreements that have been disclosed in the Company's SEC filings. Furthermore, Mr. Durrett will not receive any additional compensation on or in connection with the Offer or the Merger, other than pursuant to the historical compensation arrangements that have been disclosed in the Company's SEC filings;

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  There are no agreements, arrangements, understandings or commitments between the Company, Parent or any of their respective affiliates, on the one hand, and any other current director, officer, senior manager or employee of the Company, on the other, regarding post-closing employment or compensation matters, other than those historical agreements with the Company that have been disclosed in its SEC filings;

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  There have been no discussions or other communications between the Company, Parent or any of their respective affiliates, on the one hand, and any current director, officer, senior manager or employee of the Company, on the other, regarding the compensation of any such individual by the Company or Parent, or any equity participation by any such individual in the Company or Parent, after the closing of the Offer or the Merger; and

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  Notwithstanding these facts, like most buyers, Parent naturally needs management for the Company after the closing of the Offer and the Merger. Accordingly, Parent currently expects to attempt to retain many of the current officers and senior managers of the Company, other than Mr. Durrett (as described above), in their current or substantially similar roles if they are able to agree on mutually acceptable employment terms with any such individual. Parent also anticipates that it may retain individuals as officers and senior managers of the Company who are not currently employed by the Company. However, and as stated above, there are no agreements, arrangements, understandings or commitments in any such respect.

        Stockholder Approval.    Under Delaware Law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we would be able to effect the Merger without a vote of the Company's stockholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Merger by the Company's stockholders. Under Delaware Law, approval of the Merger Agreement and the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Tender Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger Agreement will obtain the required approval of the Company's stockholders.

        Appraisal Rights.    You do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company who have not tendered into the Offer and have not voted in favor of (or consented in writing to) the Merger, and who otherwise under Delaware Law, comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) and to receive payment of that fair value in cash, together with a fair rate of interest, if any, for their Shares (all such Shares collectively, the "Dissenting Shares"). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the consideration paid in the Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

        If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided in the Delaware Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer only. A stockholder may withdraw his, her or its demand for appraisal by delivering to us a written withdrawal of such demand for appraisal and acceptance of the Merger.

        Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of those rights.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

        The Merger Agreement.    The following is a summary of certain provisions of the Merger Agreement, a copy of which if filed as an exhibit to the Schedule TO and is incorporated in this Offer to Purchase by reference. This summary is qualified in its entirety by reference to the full text of the Merger Agreement.

        The Offer.    The Merger Agreement provides for the making of the Offer by Purchaser pursuant to the terms and subject to the conditions set forth in this Offer to Purchase and related Letter of Transmittal.

        Recommendation.    The Company Board has unanimously (i) determined that each of the Offer, the Merger, the Merger Agreement, the CVR Agreement and the Declaration of Trust is advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) and (iii) recommended that the Company's stockholders tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger. This recommendation of the Company Board may be withdrawn or modified only if the Company receives from a third party a Superior Proposal (as defined below) and the Board determines in good faith, after consultation with its outside legal counsel, that its fiduciary duties require it to do so.

        Top-Up Option.    Pursuant to the Merger Agreement, the Company granted to Parent an irrevocable option (the "Top-Up Option") to purchase up to that number of Shares (the "Top-Up Option Shares") equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Parent, Purchaser and any of their respective affiliates immediately following consummation of the Offer, will constitute at least 90% of the Shares then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares and the exercise of all options to purchase Shares and any other rights to acquire Shares on the date of the Top-Up Exercise Event (as defined below)) at a purchase price per Top-Up Option Share equal to one CVR Certificate together with $3.30 or any greater amount paid per Share in the Offer (the "Offer Price").

        Parent may, at its election, exercise the Top-Up Option, whether in whole or in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" will occur upon Parent's or Purchaser's acceptance for payment pursuant to the Offer (which shall include any Subsequent Offering Period) of Shares constituting, together with Shares owned directly or indirectly by any other affiliates of Parent, less than 90% of the Shares then outstanding on a fully diluted basis (assuming the exercise of all options to purchase Shares and any other rights to acquire Shares on the date of the Top-Up Exercise Event), but only if (i) the issuance of the Top-Up Option Shares would not require the approval of the stockholders of the Company under applicable law or regulation (including, but not limited to, NASDAQ rules and regulations including Section 4350(i)1(D) of the NASD Manual) or (ii) NASDAQ has granted a waiver from any such rule or regulation that is reasonably acceptable to Parent, Purchaser and the Company, and there is no other applicable law, rule or regulation that would require the approval of the Company's stockholders for the issuance of the Top-Up Option Shares. Upon and after the request of Parent, the Company will use its reasonable best efforts (but without the payment of any money) to obtain such a waiver from NASDAQ as promptly as possible after any such request.

        The "Top-Up Termination Date" will occur upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement, (iii) the date that is ten business days after the occurrence of a Top-Up Exercise Event, unless the Top-Up Option has been previously exercised in accordance with the terms and conditions of the Merger Agreement and (iv) the date that is ten business days after the Top-Up Notice Date (as defined below) unless the Top-Up Closing (as defined below) has previously occurred.

        In the event Parent wishes to exercise the Top-Up Option, Parent will send to the Company a written notice (a "Top-Up Exercise Notice", the date of receipt of such notice is referred to as the "Top-Up Notice Date") specifying the place for the closing of the purchase and sale of the Top-Up Option Shares pursuant to the Top-Up Option (the "Top-Up Closing") and a date not earlier than one business day nor later than ten business days after the Top-Up Notice Date for the Top-Up Closing. The Company will, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to Parent confirming the number of Top-Up Option Shares and the aggregate purchase price therefor.

        At the Top-Up Closing, subject to the terms and conditions of the Merger Agreement, (i) the Company will deliver to Parent a certificate or certificates evidencing the applicable number of Top-Up Option Shares; provided that the Company's obligation to deliver Top-Up Option Shares upon exercise of the Top-Up Option is subject to the condition that no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of any such exercise and (ii) Parent will purchase each Top-Up Option Share from the Company at the Offer Price. Payment by Parent of the purchase price for the Top-Up Option Shares may be made, at the option of Parent, by delivery of (x) immediately available funds by wire transfer to an account designated by the Company or (y) a demand note issued by Parent in customary form that is reasonably acceptable to the parties and in a principal face amount equal to the aggregate amount of the cash portion of the purchase price for the Top-Up Option Shares, together with, in case of both clauses (i) and (ii) above, that number of CVR Certificates equal to the number of Top-Up Option Shares to be issued pursuant to the exercise of the Top-Up Option. Any demand note issued pursuant to the preceding sentence will be accompanied by a credit support arrangement reasonably acceptable to Parent, Purchaser and the Company.

        Upon the delivery by Parent to the Company of the Top-Up Exercise Notice, and the tender of the consideration described in the preceding paragraph, Parent will be deemed to be the holder of record of the Top-Up Option Shares issuable upon that exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Top-Up Option Shares shall not then be actually delivered to Parent or the Company shall have failed or refused to designate the bank account described in the preceding paragraph.

        Parent will pay all expenses, and any and all federal, state and local taxes and other charges, that may be payable in connection with the preparation, issuance and delivery of stock certificates pursuant to its exercise of the Top-Up Option.

        The Merger.    The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and Purchaser file a Certificate of Merger with the Delaware Secretary of State (or such later time as indicated in the Certificate of Merger but not later than 90 days after the date of the filing) (the "Effective Time") and make all other filings or recordings required by Delaware Law in connection with the Merger, Purchaser will be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Purchaser shall cease and the Company shall be the surviving corporation (the "Surviving Corporation").

        At the Effective Time, (i) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in clause (ii) below and except for Dissenting Shares, be converted into (a) the right to receive the price paid in the Offer, without interest (the "Cash Consideration") and (b) one CVR Certificate (the Cash Consideration and the CVR Certificate to be received in respect of each Share pursuant to the Merger are together defined herein as the "Merger Consideration"); (ii) each Share held in the treasury of the Company or held by Parent or any of its subsidiaries (including Purchaser) shall be canceled, and no payment shall be made with respect thereto; and (iii) each issued and outstanding share of common stock of Purchaser shall be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

        The Merger Agreement further provides that, at the Effective Time, the certificate of incorporation and bylaws of Purchaser will be the certificate of incorporation and bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, which will be changed to "Information Resources, Inc." and provided that the certificate of incorporation and bylaws will contain provisions with respect to indemnification set forth below under "—Indemnification and Insurance".

        Treatment of Options.    At the Effective Time, all outstanding and unexercised options to purchase Shares, whether or not exercisable or vested, will be cancelled. The holder of each such option will be entitled to receive, in full satisfaction of such option, (i) cash in an amount equal to the product of (A) the excess, if any, of the Cash Consideration over the exercise price per share of the option and (B) the number of Shares subject to such option and (ii) if cash is paid pursuant to clause (i) hereof, one CVR Certificate per Share subject to such option.

        Treatment of Restricted Shares.    At the Effective Time, each outstanding restricted Share held by current or former employees will be converted into the right to receive Merger Consideration (as described above).

        Composition of the Board of Directors.    The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

        Upon the date on which Parent or Purchaser first accepts shares for payment pursuant to the Offer (the "Acceptance Date"), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product obtained by multiplying the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) by the percentage that the number of Shares purchased and paid for by Parent or Purchaser pursuant to the Offer bears to the total number of Shares then outstanding.

        On the expiration of any Subsequent Offering Period (as provided by Rule 14d-11 under the Exchange Act), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product obtained by multiplying the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this and the immediately preceding sentence) by the percentage that the number of Shares purchased and paid for by Parent or Purchaser pursuant to the Offer (including, but not limited to, the number of Shares purchased in any Subsequent Offering Period), plus any Shares beneficially owned by Parent or its affiliates on the date of such purchase and payment in the Subsequent Offering Period, bears to the total number of Shares then outstanding.

        In furtherance of the rights and obligations set forth in the immediately foregoing two sentences, the Company shall, upon request of Parent, promptly increase the size of the Company Board, or it shall secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be so elected to the Company Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, shall cause Parent's designees to be so elected. At such time, the Company shall, if requested by Parent, also cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of each committee of the Company Board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall be until the Effective Time at least two members of the Company Board who are directors on the date of the Merger Agreement and are not employees of the Company.

        Following the election of Parent's designees to the Company Board, the following actions, prior to the Effective Time, will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Parent nor are employees of the Company (the "Independent Director Approval"): (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, or (iii) any waiver of any of the Company's rights under the Merger Agreement.

        Indemnification and Insurance.    The Merger Agreement also provides that from and after the Acceptance Date, Parent and Company, and from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present and former individual who serves or served as a director, officer, employee and agent of the Company or any of its subsidiaries at any time at or before the Effective Time (the "Indemnified Parties") in respect of (A) acts or omissions occurring or alleged to occur at or before the Effective Time, or (B) the Merger or (C) the transactions contemplated by the Merger Agreement or arising out of or pertaining to the transactions contemplated by the Merger Agreement, to the fullest extent permitted by Delaware Law and the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement. For a period of six years after the Effective Time, Parent will cause to be maintained in effect the Company's and its subsidiaries current policies of directors' and officers' liability insurance, provided that Parent may substitute policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous than those provided at that time for Parent's directors and officers with respect to matters arising on or before the Effective Time; and provided further that if the policies existing on the date of the Merger Agreement expire, are terminated or cancelled during the six-year period, Parent will use its reasonable efforts to obtain as much coverage as can be obtained for the remainder of that period for a premium not in excess of $3.5 million. Without limiting the foregoing, Parent and the Company have covenanted to each use their respective good faith efforts to cause to be maintained in effect to and including the Effective Time (without any cancellation or lapse or denial of coverage caused by or relating to the occurrence of the Acceptance Date) the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (or substitute policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties, and which coverages and amounts shall be no less than the coverages and amounts in such current policies, in each case subject to reasonable availability); provided that (i) the failure of the Company to keep and observe the covenants described in this sentence shall not create any right or remedy in Parent or Purchaser and shall not be deemed to result in a failure of a condition to the obligations of Parent and Purchaser to consummate the Offer and the Merger. and (ii) if any payments are required to be made in order to maintain such current policies of directors' and officers' liability insurance of the Company and its subsidiaries (or such substitute policies), those payments shall be made by the Company, and not Parent, Purchaser or any of their respective affiliates.

        Stockholders Meeting.    Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable following the consummation of the Offer, for the purpose of voting on the approval and adoption of the Merger Agreement, unless a vote of Company stockholders is not required by Delaware Law. In connection with such meeting, the Company will use its reasonable efforts to solicit from stockholders of the Company proxies in favor of the Merger and shall take all other action necessary or, in the reasonable opinion of Parent, advisable to secure any vote of stockholders required by Delaware Law to effect the Merger. Parent must vote, or cause to be voted, at such meeting, all shares of Company Common Stock acquired in the Offer or otherwise owned by it or any of its subsidiaries (including Purchaser) in favor of the approval and adoption of the Merger Agreement and the Merger.

        Representations and Warranties.    Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to its organization, qualification and subsidiaries; certificate of incorporation and bylaws; capitalization; corporate authorizations; absence of conflicts; required filings and consents; compliance with laws; compliance with agreements; material contracts; SEC filings; financial statements; absence of certain changes or events; absence of undisclosed liabilities; litigation; employee benefit plans; insurance; receivables and customers; tax matters; intellectual property; and environmental and antitakeover matters. All such representations and warranties are made and given as of June 29, 2003 and as of the time immediately before the acceptance for payment of shares of Company Common Stock pursuant to the Offer (except those made and given with respect to capitalization, which are made as of September 4, 2003).

        Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to their corporate organization and qualification; corporate authorizations; absence of conflicts; SEC filings; interests in the Company; certain litigation and financing.

        Certain of the representations and warranties of the Company are qualified as to "materiality" or "Company Material Adverse Effect". "Company Material Adverse Effect" means any effect or change that is materially adverse to (i) the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under the Merger Agreement or under the CVR Agreement or to consummate the transactions contemplated thereby, except, in each case, for any such effect or change resulting from or arising out of (x) any loss of customers or revenue resulting from the fact that Parent will become the owner of the Company upon consummation of the transactions contemplated by the Merger Agreement, (y) the condition of the United States economy or financial markets generally or (z) a condition generally affecting participants in the industry in which the Company competes, unless in the case of clauses (y) and (z) such condition has a disproportionate effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, in which case such condition shall be taken into account in determining whether or not there has been, or there would reasonably be expected to be a Company Material Adverse Effect.

        Certain Covenants.    Prior to the Effective Time and except as permitted by the Merger Agreement and subject to certain exceptions, the Company shall, and shall cause its subsidiaries to, conduct their business in the ordinary and usual course of business and consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and key employees (other than terminations of services for cause).

        In addition, until the Effective Time, the Company has agreed to certain restrictions on its and its subsidiaries' activities. These include (subject to certain exceptions) covenants not to (without Parent's consent which shall not be unreasonably withheld):

            (i)  (A) amend or propose to amend their certificates of incorporation or bylaws or equivalent constitutional documents (or the Trust's certificate of formation or the initial declaration of trust); (B) split, combine or reclassify their outstanding capital stock or (C) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to the Company or a subsidiary of the Company by another subsidiary of the Company;

           (ii)  issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that the Company may issue shares of capital stock of the Company (A) upon exercise of options to purchase Shares outstanding on May 31, 2003 and (B) as required by the Company's 401(k) plan, its employee stock purchase plan, its other stock-based plans and the Rights Agreement as in effect on the date of the Merger Agreement;

          (iii)  (A) incur or become contingently liable with respect to any indebtedness for borrowed money, other than borrowings in the ordinary course of business or borrowings to fund working capital needs in the ordinary course of business under the existing credit facilities of the Company or any of its subsidiaries on the terms of those facilities as they existed on September 7, 2003 (the "Existing Credit Facilities") in an aggregate amount for all such permitted borrowings not to exceed $20,000,000 for any consecutive four business day period, (B) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding options to purchase Shares pursuant to the terms of the Company's stock option plans and the relevant written agreements evidencing the grant of options to purchase Shares, or to use for the Company's 401(k) Plan, its employee stock purchase plan or its directors' stock plan, (C) make any material acquisition of any assets or businesses other than expenditures for current assets in the ordinary course of business and expenditures for fixed or capital assets in the ordinary course of business with a value that is less than (1) $2,500,000 in the aggregate during the 45-day period commencing on September 7, 2003 and (2) $5,000,000 in the aggregate during the 90-day period commencing on September 7, 2003 or (D) sell, pledge, lease, license dispose of or encumber any material assets or businesses other than (1) certain transactions agreed upon among the Company, Purchaser and Parent, (2) pledges or encumbrances pursuant to Existing Credit Facilities or (3) sales of inventory and other current assets in the ordinary course of business consistent with past practices;

          (iv)  enter into or amend or modify any employment, consulting, severance, retirement or special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees or with any other persons, except (i) as required by previously existing contractual arrangements or applicable law or (ii) other employment agreements entered into with a person who is hired or promoted by the Company or one of its subsidiaries after September 7, 2003 in the ordinary course of business whose annual base salary does not exceed $175,000;

           (v)  increase the salary, bonus, benefits or other compensation of any person except for increases in the ordinary course of business consistent with past practice or except pursuant to contractual arrangements existing on September 7, 2003;

          (vi)  adopt, enter into or amend or modify, in each of the latter two cases to materially increase benefits or obligations of any Company employee benefit plan, except as required pursuant to existing contractual arrangements, the Merger Agreement or applicable law;

         (vii)  (A) enter into any new contract or commitment providing for the purchase of goods or services by the Company or any of its subsidiaries that (1) is inconsistent with the Company's April 2003 forecast or (2) has a term of more than one year and which is reasonably expected to involve payments to retailers of more than $3,000,000 per annum or payments to other third parties of more than $750,000 in the aggregate for such contract or commitment, (B) amend, modify or change in any material respect, or waive any material rights of the Company or any of its Subsidiaries or any material obligation of any third party under certain material contracts;

        (viii)  make, change or revoke any material tax election unless required by law or make any agreement or settlement with any taxing authority regarding any material amount of taxes or which is reasonably likely to materially increase the obligations of the Company or the Surviving Corporation to pay taxes in the future;

          (ix)  defer the payment of accounts or trade payables, or seek to accelerate the payment of, or factor or otherwise similarly monetize, accounts or trade receivables, of the Company or any of its subsidiaries, in either such case beyond or in advance (as the case may be) of the customary payment periods of the Company, such subsidiary(ies) or such third parties for those payables or receivables;

           (x)  enter into any interest rate, currency or other swap or derivative transaction, other than in the ordinary course of business consistent with past practices and for bona fide hedging purposes;

          (xi)  take any action that would make any representation or warranty of the Company inaccurate in any material respect at any time before the Effective Time;

         (xii)  (A) propose or make, or engage in any discussions or negotiations with respect to, any Settlement Decision (as defined in "—The CVR Agreement") or (B) enter into any confidentiality agreement with any third party to the Litigation (as defined below under "—The CVR Agreement") with respect thereto; or

        (xiii)  enter into an agreement, commitment or arrangement with respect to any of the foregoing.

        Without limiting the foregoing, after September 7, 2003 and prior to the Effective Time, without Parents' consent, the Company shall not, and shall not permit its subsidiaries to, enter into any contract or commitment providing for the outsourcing to third parties of software development, data processing, information technology operations or services or analytical services which is reasonably expected to involve payments to third parties of more than $750,000 in the aggregate for such contract or commitment.

        The Company and Parent have agreed to promptly notify each other of (i) any notice or other communication from any person (A) alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement or by the CVR Agreement or (B) from any party to the Litigation relating to the Litigation, subject to applicable law, court order or applicable privilege considerations; (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement or by the CVR Agreement; (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries that, if pending on the date of the Merger Agreement, would have been required to have been disclosed in connection with certain of the Company's representations and warranties under the Merger Agreement or that relate to the consummation of the transactions contemplated by the Merger Agreement; (iv) the occurrence or non-occurrence of any event or the discovery of any fact that would be reasonably expected to cause any representation or warranty of that party that is contained in the Merger Agreement to be untrue or inaccurate such that the condition set forth in clause (ii)(C) of Section 14 hereto would at any time be unsatisfied on and as of any date after September 7, 2003 and (v) any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement or the CVR Agreement.

        The Company has also covenanted to (i) cause the initial declaration of trust to be amended and restated on or prior to the Acceptance Date as set forth in the Declaration of Trust and (ii) cause the Trust to issue CVR Certificates at the times and in the amounts contemplated by the Merger Agreement and the Declaration of Trust.

        Immediately prior to the issuance of the first CVR Certificates to be issued under the CVR Agreement, the parties to the Merger Agreement will, and will cause their respective Rights Agents (which Parent and the Company will appoint prior to such execution and delivery) to, execute and deliver the CVR Agreement substantially in the form attached as Exhibit (d)(2) to the Schedule TO.

        Within 15 days after the execution and delivery of the CVR Agreement, Parent and the Company shall use all commercially reasonable efforts to cause the Rights Agents (as defined below under "—The CVR Agreement—General") to (i) agree on the Independent Rights Agent (as defined below under "—The CVR Agreement—General") and the compensation of such person, (ii) decide which Rights Agent will preside over the meetings of the Rights Agents and (iii) agree on all other provisions of the CVR Agreement that require prompt concurrence.

        Parent and Purchaser have agreed that, during the period from September 7, 2003 to the Acceptance Date, neither they nor any of their respective affiliates shall entertain or initiate any settlement discussions regarding the Litigation.

        No Solicitation.    In the Merger Agreement, the Company has agreed that it will not, and will not permit its subsidiaries or any of their officers, directors, employees, attorneys, accountants, investment bankers, financial advisors or other agents retained by them to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or knowingly encourage the submission of any Acquisition Proposal (as defined below), (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries or (iv) enter into any agreement with respect to an Acquisition Proposal, unless the Company shall have terminated the Merger Agreement in compliance with the applicable termination provisions. However, the Company may (i) furnish confidential or nonpublic information pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement between Parent and Company to and engage in discussion and negotiations with any third party that has made an unsolicited bona fide written Acquisition Proposal (a "Potential Acquiror") that the Company Board determines, in good faith and after consultation with its independent financial advisor and legal counsel, could reasonably be expected to lead to a Superior Proposal (as defined below), provided that the Company Board determines in good faith after consultation with outside legal counsel, that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law, and/or (ii) following receipt of a Superior Proposal and after providing written notice to Parent at least three business days before doing so, the Company Board may withdraw or modify (or alter or modify in a manner adverse to Parent) the recommendation by the Company Board of the Merger Agreement, the Offer or the Merger, if the Company Board determines in good faith (after consultation with its outside counsel) that its fiduciary obligations require it to do so). In addition, the Company or the Company Board may take and disclose to its stockholders a position with respect to a tender or exchange offer by a third party contemplated by Rule 14d-9 and Rule 14e-2 under the Exchange Act.

        "Acquisition Proposal" means any proposal or offer (other than any proposal or offer by Parent or any of its subsidiaries) to acquire all or 15% or more of the business, properties or capital stock of the Company or any of its subsidiaries, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof, other than any transaction involving Parent or any of its subsidiaries.

        "Superior Proposal" means an unsolicited bona fide written Acquisition Proposal for at least a majority of the voting power of the shares of Company Common Stock then outstanding or all or substantially all of the assets of the Company and its subsidiaries which the Company Board determines, in good faith and after consultation with its independent financial advisor and outside legal counsel, would be more favorable to and provide consideration to the holders of Company Common Stock with greater financial value than the consideration payable in the Offer and the Merger, taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation and for which financing is then fully committed, provided that, for the sake of clarity, an Acquisition Proposal shall only be deemed to have been solicited for purposes of this definition as a result of actions taken on or after September 7, 2003, and not as a result of any actions taken before that date.

        The Company shall promptly (but in no event later than 24 hours) notify Parent after receipt by it, any of its subsidiaries or any of their respective advisors of any Acquisition Proposal, any communication (whether written or oral) from any Potential Acquiror or its advisor that such Potential Acquiror is considering making an Acquisition Proposal or any request for information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any Potential Acquiror that may be considering making or has made an Acquisition Proposal. Such notice to Parent shall indicate in reasonable detail the identity of the offeror and the material terms and conditions of such proposal, to the extent known. The Company shall thereafter keep Parent informed, on a reasonably current basis, on the status and terms of any such Acquisition Proposal and the status of any related discussion or negotiations with any Potential Acquiror.

        Employee Benefits Matters.    Until December 31, 2004, Parent has agreed to provide to those employees of the Company and its subsidiaries who are employed as of the Acceptance Date cash compensation and employee benefits that are substantially comparable in the aggregate to those provided to such employees immediately prior to the Acceptance Date (other than severance or termination benefits, stock options or other stock-based plans). Employees will be given credit for past service with the Company and its affiliates for purposes of eligibility and vesting and level of benefits under all employee benefit plans of Parent in which such eligible employees participate, to the same extent that credit was given under applicable Company plans (except to the extent such credit would result in the duplication of benefits). In addition, employees will be immediately eligible to participate in Parent employee benefit plans to the extent coverage under any such plan replaces coverage under a comparable Company employee benefit plan in which such employees participated immediately prior to the Acceptance Date. With respect to those employees who become participants in certain Parent benefit plans, pre-existing condition exclusions and actively-at-work requirements will be waived for such employees and their covered dependents to the same extent as such exclusions or requirements were not applicable under corresponding Company plans and Parent shall give credit for eligible expenses incurred by such employees or their dependents under applicable Company plans prior to participation in any corresponding Parent plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements.

        Prior to the Acceptance Date, the Company has agreed to terminate each Company plan under which stock options may be granted as well as each other stock-based plan, including the Company's employee stock purchase plan. The Company will freeze the employee stock purchase plan effective July 1, 2003 and will not set a new accumulation period under this plan unless the Merger Agreement has been terminated. In addition, the Company will cause all unallocated Shares held under the Company's Nonqualified Defined Contribution Plan to be allocated to accounts under such plan and will distribute Shares payable for services rendered by participants in the Company's 1996 Directors' Plan during second quarter 2003 and the portion of third quarter 2003 ending on the earlier of August 1, 2003 and the day that is immediately prior to the Acceptance Date.

        Conditions to the Merger.    The obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction at or before the Effective Time of the conditions that: (i) if required by Delaware Law, the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company; (ii) no law, rule or regulation or judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction shall be in effect which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger; (iii) (A) any waiting period applicable to consummation of the Merger under the HSR Act or any foreign antitrust laws shall have expired or been terminated and (B) any approvals required under any foreign antitrust laws before consummation of the Merger shall have been obtained; (iv) Purchaser shall have purchased shares of Company Common Stock pursuant to the Offer, except that this condition shall not be a condition to Parent's and Purchaser's obligation to effect the Merger if Purchaser shall have failed to purchase shares of Company Common Stock pursuant to the Offer in breach of (or as a result of Parent's breach of) the Merger Agreement; (v) the Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order nor shall proceedings seeking a stop order be pending before or threatened by the SEC.

        Best Efforts.    Parent and the Company have agreed, subject to applicable law and the terms and conditions of the Merger Agreement, to use their respective best efforts (but without the obligation on the part of any party to pay any money, to divest, sell or hold separate any assets or agree to any behavioral modifications with any governmental agency) to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve contractual relationships of Parent and the Company and their respective subsidiaries, all necessary or appropriate waivers, consents and approvals to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to consummation of the Offer or the Merger (and, in such case, to proceed with the consummation of the Offer and the Merger as expeditiously as possible), including through all possible appeals. The parties' best efforts obligations includes the responsibility to take all actions that may be necessary to enable the SEC to declare the Registration Statement effective with a level of disclosure that is substantially similar in all material respects with the registration statements that have been filed by certain trusts that have previously issued contingent value rights certificates that are tied to the outcome of the potential proceeds of ongoing litigation.

        Termination.    The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time before the Effective Time, (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

            (i)  by mutual written agreement of the Company and Parent (including, from and after the Acceptance Date, the Independent Director Approval);

           (ii)  prior to the Acceptance Date by Parent if the Company shall have breached in any material respect any of its obligations contained in the Merger Agreement or if its representations and warranties shall not be true and correct, except for such failures to be true and correct that, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and which breach has not been or is incapable of being cured by the Company within thirty (30) days after the giving of written notice of such breach by Parent;

          (iii)  prior to the Acceptance Date by the Company if Parent or Purchaser shall have breached in any material respect any of its obligations to be performed by either of them under the Merger Agreement, or if the representations and warranties of Parent and Purchaser contained in the Merger Agreement shall not be true and correct, except for such failures to be true and correct that, individually and in the aggregate, are not reasonably likely to have a material adverse effect on Parent, and which breach has not been or is incapable of being cured by Parent or Purchaser, as applicable, within thirty (30) days after the giving of written notice of such breach by the Company;

          (iv)  prior to the Acceptance Date by the Company if (A) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company gives Parent notice (which may be revoked by the Company by a subsequent notice to that effect) in writing that it intends to enter into such an agreement, specifying the material terms and conditions of such Superior Proposal and the identity of the Potential Acquiror, provided that the Company Board may only take those actions if it has determined, in good faith after consultation with its financial advisor and based on the advice of its outside counsel, that doing so is necessary in order for the directors to comply with their fiduciary duties under applicable law, (ii) Parent does not make, within three business days of receipt of the Company's written notification of its intention to enter into a binding agreement providing for the Superior Proposal, an offer that is at least as favorable from a financial point of view, to the stockholders of the Company as the Superior Proposal and (iii) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee (as defined below);

           (v)  prior to the Acceptance Date by Parent, if (A) the Company Board shall have failed to recommend, or shall have withdrawn, adversely modified or adversely amended in any material respect its approval or recommendation of the Offer, the Merger or the Merger Agreement to the Company's stockholders, it being understood that disclosure of the existence of and the material terms and conditions of any Acquisition Proposal that is not being recommended by the Company Board, shall not be considered to be a withdrawal, adverse modification or adverse amendment in any material respects of such approval or recommendation, or (B) there shall have been a material breach of the non-solicitation provisions of the Merger Agreement;

          (vi)  by either Parent or the Company if (A) the Acceptance Date shall not have occurred on or before February 29, 2004; provided that the right to terminate the Merger Agreement pursuant to the terms described in this subsection (vi) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Date to occur on or before such date or (B) if there shall be any law or regulation or any governmental entity shall have issued an order, injunction or other decree or ruling or taken any other action permanently enjoining, restraining, making illegal or otherwise prohibiting the payment for the Company Common Stock pursuant to the Offer and/or Merger and that order, injunction, decree or ruling or other action shall have become final and nonappealable; or

         (vii)  by the Company if Parent or Purchaser shall have failed to commence the Offer in accordance with the Merger Agreement; provided, however, that the Company may not so terminate the Merger Agreement if such failure to have commenced the Offer shall have been caused by (A) the Company's failure to perform any of its obligations under the Merger Agreement, (B) facts or circumstances that constitute a breach of any representation or warranty of the Company under the Merger Agreement or (C) the occurrence of any of the events specified in any of paragraphs (ii)(A) through (H) under "The Offer—Section 14".

        Fees and Expenses.    Except as discussed below, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and the CVR Agreement shall be paid by the party incurring such costs and expenses, provided that those expenses incurred in connection with printing and filing the Schedule TO, the Schedule 14D-9 and any proxy or information statement to be sent to stockholders of the Company in connection with a meeting of the Company's stockholders to consider and vote on the Merger (the "Company Meeting"), and the registration of the offer and sale of the CVR Certificates with the SEC, shall be equally borne by Parent and the Company.

        The Merger Agreement provides that, in the event the Merger Agreement is terminated (i) pursuant to clause (v)(B) under the heading "Termination" above, and prior to the Company Meeting, and within 12 months after any such termination the Company enters into a definitive agreement with respect to or consummates a transaction that constitutes an Acquisition Proposal (whether or not with the same Potential Acquiror with respect to which the Company committed a material breach of Section 5.03 of the Merger Agreement, then the Company shall within two days pay Parent a termination fee of $4 million (the "Termination Fee"); (ii) by the Company pursuant to paragraph (iv) under the heading "Termination" above or by Parent pursuant to clause (v)(A) under the heading "Termination" above, the Company shall, in the case of termination by the Company, prior to or concurrently with such termination, and in the case of termination by Parent, promptly but in no event later than two days after the date of such termination, pay Parent the Termination Fee.

        In addition, if the Merger Agreement is terminated pursuant to clause (vi)(A) under the heading "Termination" above, and prior to any such termination:

          (i)  any Potential Acquiror shall have publicly announced an intention to make or actually makes (or shall have made) an Acquisition Proposal (whether or not conditional) on or after June 29, 2003 and, within 12 months after any such termination, the Company or any of its subsidiaries enters into a definitive agreement with respect to or consummates a transaction constituting an Acquisition Proposal (whether or not with the same Potential Acquiror), then the Company shall promptly, but in no event later than two days after the date of entering into (or, if earlier, consummating) that agreement or transaction, as applicable, pay Parent the Termination Fee; or

         (ii)  any third party to the Litigation shall have publicly announced an intention to make or actually makes any proposal or offer with respect to any Settlement Decision (as defined below under the heading "—CVR Agreement") (whether or not conditional) and, within 12 months after any such termination, the Company or any of its subsidiaries enters into a definitive agreement with respect to any Settlement Decision, then the Company shall pay Parent the Termination Fee and also reimburse Parent for all reasonable and documented out-of-pocket expenses incurred by or on behalf of Parent in connection with the due diligence investigation of the Company and its subsidiaries and the negotiation and performance of the Merger Agreement and the CVR Agreement and the taking of all actions contemplated by or in connection with any such agreement up to a maximum possible amount of such expenses of $2 million. The Company shall pay that Termination Fee within two days after the date of entering into an agreement of the kind described in this paragraph, and it shall reimburse Parent within three business days after being invoiced by Parent.

        In the event of termination of the Merger Agreement by either Parent and/or the Company prior to the Acceptance Date pursuant to the provisions of Section 7.01 of the Merger Agreement, the Merger Agreement shall become void, and there shall be no liability or further obligation on the part of the Company, Parent, Purchaser, their respective affiliates or their respective officers or directors (except as set forth in Article VIII, in the second sentence of Section 5.04 and in Section 5.10 of the Merger Agreement, all of which shall survive the termination). Nothing in Section 8.01 of the Merger Agreement shall relieve any party from liability for any (i) willful or material breach of any covenant or agreement of such party contained in the Merger Agreement or (ii) willful failure of that party to fulfill a condition to the performance of the obligations of the other party.

        Amendment of the Merger Agreement.    The Merger Agreement may be amended at any time; provided that, (i) after the Acceptance Date, (A) no amendment shall be made which decreases the Merger Consideration and (B) any such amendment will require Independent Director Approval and (ii) after the Company stockholder approval of the Merger Agreement, the CVR Agreement and the transaction contemplated by those agreements has been obtained (if required by Delaware Law), there shall be made no amendment that by law requires further approval by stockholders of the Company without the further approval of such stockholders. The Merger Agreement may not be amended or waived except by an instrument in writing signed (in the case of an amendment) by each of the parties hereto or (in the case of a waiver) by the party(ies) against whom the waiver is to be effective.

        Extension or Waiver.    At any time prior to the Effective Time, by action taken or authorized by (i) the respective Boards of Directors of the Company, Parent or Purchaser, the parties to the Merger Agreement may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement and (ii) its Board of Directors, any party(ies) to the Merger Agreement may waive (A) any inaccuracies in the representations and warranties of any other party(ies) contained in the Merger Agreement or in any document delivered pursuant thereto or (B) compliance by any other party(ies) with any of the covenants or agreements of such other party(ies) or any conditions contained in the Merger Agreement to the performance of any of its or their obligations thereunder; provided that after the Company Stockholder Approval has been obtained (if required by Delaware Law), there shall be made no waiver that by law requires further approval by stockholders of the Company without the further approval of such stockholders and provided further that any extension or waiver after the Acceptance Date will require, with respect to the Company, Independent Director Approval. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

        The CVR Agreement.    The following is a summary of certain provisions of the CVR Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated in this Offer to Purchase by reference. The summary is qualified in its entirety by reference to the CVR Agreement.

        General.    Prior to the issuance of the CVR Certificates, the Trust will enter into the CVR Agreement with us, Parent, the Company and the rights agents to be named in that agreement. In general, the CVR Agreement governs the control of the conduct of the Litigation, as well as the obligation of Parent to make cash payments to the Trust in respect of cash and non-cash proceeds received by the Company as a result of the Litigation. While the CVR Certificates are outstanding, approval of CVR Payment Amounts (as defined below) and decisions on litigation strategy and settlement will be delegated to a body of five individuals acting as rights agents (the "Rights Agents"). Pursuant to the Merger Agreement, two Rights Agents will be named by the Company (the "Company Rights Agents") and two will be named by Parent (the "Parent Rights Agents"). An independent Rights Agent, who will not participate in any Settlement Decision (as defined below), will be chosen by a majority of the other four Rights Agents (the "Independent Rights Agent"). The initial Rights Agents may be beneficial owners of CVR Certificates.

        Rights Agents: Management of the Litigation.    The Rights Agents will have the sole power and duty to direct and supervise all matters involving the Litigation on behalf of the Company, the Company subsidiaries, Parent and their affiliates. Either one or both of the Company Rights Agents (as they shall decide) will have primary responsibility for the day-to-day direction and supervision of the Litigation. However, the approval of a majority of the Rights Agents (including the Independent Rights Agent) will be required for any decision that involves the appeal of any aspect of the case (whether after a verdict or on a interlocutory basis), the addition of any claim or party, changing legal counsel or the basis for payment of attorney's fees, any admission of liability with respect to any claim against the Company in the Litigation, or any other proposed decision or determination that in the opinion of outside counsel representing the Company and the Company subsidiaries in the Litigation would represent a material change or development in strategy with respect to the Litigation and result in a substantial likelihood that the recovery or receipt of any amount of Litigation Proceeds (as defined below) (whether pursuant to a court order at trial or upon appeal or pursuant to the terms of any settlement agreement) will be delayed; (each such decision, a "Strategic Decision") provided, however, that a Strategic Decision will not include any action that constitutes (in whole or in part) a Settlement Decision (as defined below).

        The approval of a majority of the Rights Agents (excluding the Independent Rights Agent) will be required for any decision, among other things, to grant consent to the settlement of any aspect or portion of the Litigation or otherwise to dismiss with prejudice any claim of the Company or any of its subsidiaries against any party in the Litigation (a "Settlement Decision"); provided, however, if there is a vacancy with respect to any Rights Agent (other than the Independent Rights Agent), the approval of all Rights Agents (other than the Independent Rights Agent) will be required for any Settlement Decision. The same consent as for a Settlement Decision will be required for Parent, the Company, the Company subsidiaries or a Rights Agent to initiate or expand settlement negotiations.

        Except as otherwise expressly provided in the CVR Agreement, all decisions of the Rights Agents other than Settlement Decisions will be taken by majority vote of the Rights Agents, including the Independent Rights Agent. In making any decision or determination with respect to the Litigation, the CVR Agreement provides that the Rights Agents will act in good faith with a view to maximizing the present value of any potential future Litigation Proceeds payable to the Company, its subsidiaries and the Trust.

        Rights Agents: Approval of CVR Payment Amount.    Any date on which a cash payment is made to the Trust in respect of the Litigation is a "CVR Payment Date". As promptly as practicable but in no event later than 30 days after each receipt by the Company or the Company subsidiaries or any of their affiliates of any Litigation Proceeds (other than Litigation Proceeds received as a result of a Settlement Decision, as discussed below) or after a determination that no Litigation Proceeds will be received, Parent shall deliver to the Rights Agents a certificate (a "Litigation Proceeds Certificate") which shall include, among other things, the amount of any Cash Proceeds (as defined below) received and a detailed description of any Non-Cash Proceeds (as defined below) received, the fair market value of any Non-Cash Proceeds received, the methodology used, and calculations made, to determine such fair market value, an itemized list of the Claims Expenses (as defined below) incurred to date, an itemized list of expenses incurred by the Company (directly or by reimbursement) to permit the Trust to comply with securities laws or the rules of the NASDAQ National Market (as described below under "The Declaration of Trust—Expenses of the Trust") or in connection with the registration of the CVR Certificates under the Securities Act, and the calculation of the amount to be paid to the Trust with respect to the Litigations Proceeds received pursuant to the formula described below (referred to in this document as the "CVR Payment Amount").

        Within 30 days of delivery of a Litigation Proceeds Certificate, each Company Rights Agent will give written notice to Parent and each of the other Rights Agents specifying whether such Company Rights Agent agrees with or objects to the Litigation Proceeds Certificate and the computation of the CVR Payment Amount. If each Company Rights Agent agrees, the CVR Payment Amount will be as set forth in the Litigation Proceeds Certificate. If either Company Rights Agent objects, such Rights Agent shall promptly deliver to Parent and each other Rights Agent a certificate specifying each objection. If the other Company Rights Agent does not agree with such Rights Agent's objections, then the CVR Payment Amount will be the amount set forth in the Litigation Proceeds Certificate. If within ten days of the delivery of such Company Rights Agent's objections, the other Company Rights Agent agrees, in whole or in part, with the objections, Parent and the Rights Agents shall submit the disputed matters to a mutually agreed upon independent public accounting firm of national standing that shall have expertise in the valuation of assets and properties (the "Firm"). If, however, the Firm determines that such disputed matters were correct in all material respects as reflected in the Litigation Proceeds Certificate, the CVR Payment Amount shall be the amount set forth in the Litigation Proceeds Certificate. If, however, the Firm determines that any of the disputed matters were incorrect in any respect (whether or not material) as reflected in the Litigation Proceeds Certificate, the Firm's resulting calculation of the CVR Payment Amount shall be binding on all parties to the CVR Agreement (the "Resolution").

        If the CVR Payment Amount in the Resolution is greater than that determined by Parent, the CVR Payment Amount will be increased by the interest on that difference calculated from the date 45 days after delivery of the Litigation Proceeds Certificate at an interest rate equal to the average rate actually earned on the CVR Payment Amount determined by Parent and invested in specified short-term instruments. All costs and expenses billed by the Firm in connection with the performance of its duties described herein ("Firm Expenses") shall be paid by Parent; provided, however, that if Parent's determination of the CVR Payment Amount is: (i) greater than or equal to 95% of the CVR Payment Amount determined by the Firm, then 100% of the Firm Expenses shall be deducted from the CVR Payment Amount; (ii) greater than or equal to 85% of the CVR Payment Amount determined by the Firm, but less than 95% of the CVR Payment Amount determined by the Firm, then 50% of the Firm Expenses shall be deducted from the CVR Payment Amount; or (iii) less than 85% of the CVR Payment Amount determined by the Firm, then Parent shall not be reimbursed for any portion of the Firm Expenses.

        Rights Agents: Approval of CVR Payment Amount Regarding Settlement Decision.    In connection with the approval of any Settlement Decision, a majority of the Rights Agents (not including the Independent Rights Agent) shall determine the matters to be set forth in a Litigation Proceeds Certificate, including the fair market value of any Non-Cash Proceeds (as defined below), to be received in connection with such Settlement Decision. As promptly as practicable (but in no event later than 30 days after the settlement), the Rights Agents will deliver to Parent a Litigation Proceeds Certificate, which will be binding on Parent and the Trust, absent mathematical errors.

        Rights Agents: Termination of the CVR Agreement Upon Final Payment.    On the Last CVR Payment Date, the CVR Agreement shall terminate. "Last CVR Payment Date" means the last date on which payment of a CVR Payment Amount is to made under the CVR Agreement (or the date on which it is determined that no payment of a CVR Payment Amount will be made pursuant to the CVR Agreement). The indemnification provisions described below under "—Liability and Indemnification of Rights Agents" will survive termination of the CVR Agreement.

        Rights Agents: Compensation and Expenses.    The Company Rights Agents will be paid at least $5,000 on the first day of each month following the Acceptance Date until the Last CVR Payment Date and the Independent Rights Agent shall be paid a fair and reasonable amount of compensation until the Last CVR Payment Date that is agreed to by a majority of the Rights Agents (other than the Independent Rights Agent). Such payments will constitute Claims Expenses (as defined below). Generally, all reasonable expenses and disbursements incurred by the Rights Agents in connection with the discharge of their duties will also constitute Claims Expenses.

        Rights Agents: Liability and Indemnification.    The Rights Agents will not be liable for any acts or omissions except to the extent that the Rights Agents have engaged in willful misconduct or bad faith. The Rights Agents will be indemnified and held harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, reasonable expenses and reasonable disbursements of any kind or nature whatsoever (including for their own ordinary or gross negligence) that may be imposed on, asserted against or incurred by them under the CVR Agreement. The Rights Agents will not have the right to be indemnified under the CVR Agreement for their own willful misconduct or bad faith.

        Rights Agents: Removal and Appointment.    The Rights Agents may resign at any time by giving written notice thereof to Parent, the Trust and the other Rights Agents. Any Parent Rights Agent may be removed by Parent at any time and all of the Rights Agents (other than the Independent Rights Agent) may remove the Independent Rights Agent at any time. A Company Rights Agent may not be removed by any party to the CVR Agreement. If a Parent Rights Agent shall resign, be removed or become incapable of acting, Parent shall promptly appoint a qualified successor Parent Rights Agent which may be an officer of Parent. If a Company Rights Agent shall resign, be removed or become incapable of acting, the remaining Company Rights Agent shall promptly appoint a qualified successor who is a CVR Certificate holder. If the Independent Rights Agent shall resign, be removed, or become incapable of acting, his or her successor shall be appointed by the unanimous agreement of the remaining Rights Agents. Additional mechanisms are in place in case a successor Rights Agent is not chosen as set forth above.

        Payments to the Trust.    If any CVR Payment Amount is determined to be payable in accordance with a Litigation Proceeds Certificate, Parent shall pay such amount to the Trust within two business days after such determination is final.

        Except in limited cases specified in the CVR Agreement, no interest shall accrue on any amounts payable to the Trust.

        Contingency Fee Arrangements.    The Company currently has a partial contingency fee arrangement with one of the law firms representing it in the Litigation. Under that arrangement, the Company has agreed that, if it settles the case after the trial commences or obtains a verdict in its favor, the Company will pay that firm an amount equal to the greater of (i) 5% of the value of what the Company recovers from the defendants as a result of a judgment rendered against or a settlement with them, or (ii) the difference between the actual fees paid by the Company to that firm in connection with the Litigation and the fees that the Company would have incurred had it continued paying that firm for services rendered for the period January 1, 2002 through the trial of the Litigation at that firm's standard rates. If the Litigation is settled and dismissed before the beginning of a trial on its merits, the Company will instead pay that firm $2.5 million as a contingency fee. Separate from the contingency fee arrangement, the Company has also agreed to reimburse that law firm for all discounts received by the Company on legal fees incurred in connection with the Litigation and related matters through (i) the period ending December 31, 2001 if the Company settles or obtains a verdict in its favor after the trial commences; or (ii) the date of settlement if a settlement occurs before the trial commences. In addition, the Company has agreed to consider providing a success fee to one of the other law firms representing it in the Litigation, which law firm is not currently entitled to contingency fees, in an amount determined by the Company, if the Company determines, in its sole discretion, that a success fee is warranted.

        Payment Calculation.    Subject to the required adjustment for the Last CVR Payment Date as required by the CVR Agreement, the calculation of the CVR Payment Amount on any CVR Payment Date following the first CVR Payment Date shall be made on a cumulative basis to reflect the receipt of all Gross Litigation Proceeds (as defined below), the prior payment of any CVR Payment Amounts, the calculation of all Assumed Tax Liabilities (as defined below) with respect to such Litigation Proceeds from the date of the CVR Agreement to the date of determination of each such subsequent CVR Payment Amount and any payments of fees for services provided by outside counsel in connection with prosecuting the Litigation that are contingent on the success of the Litigation from the date of the CVR Agreement to the date of determination of each subsequent CVR Payment Amount (it being understood, however, that in no event shall the Trust or the CVR Certificate holders be obligated or required to refund to Parent or any of its affiliates any portion of any CVR Payment Amount previously paid to the Trust).

        The Trust is entitled to receive the CVR Payment Amount which is calculated using the following methodology. First, by calculating the "Base Preliminary CVR Payment Amount", which equals (x) the Base CVR Percentage (generally 60%, and adjusted as described below under "—Adjustment of Percentages") times the lesser of the (i) amount of Gross Litigation Proceeds (as defined below) actually received by the Company and its subsidiaries or their affiliates through the date of the Litigation Proceeds Certificate applicable to such CVR Payment Date and (ii) $200,000,000, minus (y) the Base CVR Percentage times the Assumed Tax Liability with respect to the lesser of (i) all of the Gross Litigation Proceeds actually received by the Company through the date of the Litigation Proceeds Certificate applicable to such CVR Payment Date and (ii) $200,000,000, minus (z) (1) the Base CVR Percentage times (2) one minus the Assumed Tax Rate, times (3) the amount of any fees paid for services provided by outside counsel in connection with prosecuting the Litigation that are contingent on the success of the Litigation and which are calculated on the basis of the portion of the Gross Litigation Proceeds that are less than or equal to $200,000,000; provided, however, the Base Preliminary CVR Payment Amount for the Last CVR Payment Date shall be increased by the amount by which the Claims Expenses are less than $10,000,000, and will be further adjusted in respect of credit support costs as described below under "—Funding of Claims Expenses".

        Second, by calculating the "Excess Preliminary CVR Payment Amount", which equals the product of (x) the Excess CVR Percentage (generally 75%, and adjusted as described below under "—Adjustment of Percentages") times the amount by which the Gross Litigation Proceeds actually received by the Company and its subsidiaries or their Affiliates through the date of the Litigation Proceeds Certificate applicable to such CVR Payment Date exceeds $200,000,000, minus (y) (1) the Excess CVR Percentage times the Assumed Tax Liability with respect to the Gross Litigation Proceeds in excess of $200,000,000 actually received by the Company and the Company Subsidiaries through the date of the Litigation Proceeds Certificate, minus (z) (1) the Excess CVR Percentage times (2) one minus the Assumed Tax Rate times (3) the amount of any fees paid for services provided by outside counsel in connection with prosecuting the Litigation that are contingent on the success of the Litigation and which are calculated on the basis of the Gross Litigation Proceeds that are in excess of $200,000,000.

        Third, by calculating the "CVR Payment Amount", which equals the sum of the (i) Base Preliminary CVR Payment Amount plus (ii) the Excess Preliminary CVR Payment Amount; provided that the CVR Payment Amount will be adjusted as described in the next paragraph.

        The CVR Payment Amount for any CVR Payment Date will be reduced by the product of (A) one minus the assumed tax rate times (B) the sum of:

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  the aggregate amount of expenses as of the CVR Payment Date (and not previously included in the computation of a CVR Payment Amount) that the Company has incurred (directly or by reimbursement) to permit the Trust to comply with the securities laws or the rules of the NASDAQ National Market (as described below under "The Declaration of Trust—Expenses of the Trust") or in connection with the registration of the CVR Certificates under the Securities Act; plus

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  the aggregate amount of expenses as of the CVR Payment Date (and not previously included in the computation of a CVR Payment Amount) incurred pursuant to the Company's obligation (as described below under "—Liability Insurance") to obtain liability insurance for the benefit of the Rights Agents and to cover the Trust's indemnification obligations, or in order to obtain and maintain directors' and officers' insurance for Parent, the Company and their subsidiaries (including to obtain or maintain such insurance between the completion of the Offer and the Effective Time), but in each case only the aggregate amount in excess of the aggregate amount that would have been paid if the CVR Certificates were non-transferable contractual rights rather than publicly traded, registered securities (which amounts shall be determined by decision of a majority of the Rights Agents or, if there are fewer than five Rights Agents, by unanimous approval of the Rights Agents).

        If the amount by which the CVR Payment Amount is to be so reduced exceeds the CVR Payment Amount otherwise payable on the relevant CVR Payment Date, then no payment will be made to the Trust for that CVR Payment Date and the amount of the excess reduction will be carried over to reduce future CVR Payment Amounts (but not below zero) until the entire reduction amount has been applied.

        Adjustment of Percentages.    If any holders of Shares exercise their appraisal rights under Delaware Law with respect to the Merger, each of the Base CVR Percentage and the Excess CVR Percentage will be reduced by multiplying such figure by one minus the percentage of Shares for which appraisal rights were properly exercised. If we fail to complete the Merger following the successful completion of the Offer, each of the Base CVR Percentage and the Excess CVR Percentage will be reduced by multiplying such figure by the percentage of Shares that were purchased in the Offer. We, Parent and the Company expect that the Merger will be completed (unless that transaction were to be deemed illegal for any reason) if the Offer is successfully completed.

        "Litigation Proceeds" means the (A) sum of (i) any and all Cash Proceeds plus (ii) the fair market value of any and all Non-Cash Proceeds less (B) any fees paid for services provided by outside counsel in connection with prosecuting the Litigation that are contingent on the success of the litigation.

        "Gross Litigation Proceeds" means the sum of (i) any and all Cash Proceeds plus (ii) the fair market value of any and all Non-Cash Proceeds.

        "Cash Proceeds" means all compensation, damages, penalties, interest and other payments in the form of cash or cash equivalents, if any, recovered or received by the Company and its subsidiaries or any of their affiliates as a result of the Litigation, whether recovered or received pursuant to court order at trial or upon appeal or pursuant to the terms of any settlement agreement.

        "Non-Cash Proceeds" means all compensation, damages, penalties, interest, agreements, commitments, undertakings and other benefits and protections (whether provided by contract, court order or applicable law) not in the form of cash or cash equivalents, if any, recovered or received by the Company or its subsidiaries or any of their affiliates as a result of the Litigation, whether recovered or received pursuant to court order at trial or upon appeal or pursuant to the terms of any settlement agreement. Any Non-Cash Proceeds that provide the Company, its subsidiaries and their affiliates with no substantial benefits or protections other than those to which they are entitled under applicable law are deemed to have a fair market value of zero under the CVR Agreement.

        "Assumed Tax Liability" means, with respect to any Litigation Proceeds, an amount equal to the product of (i) Assumed Tax Rate (34%) times (ii) the amount of such Litigation Proceeds.

        "Claims Expenses" means the sum of all direct expenses paid after the date of the Merger Agreement by Parent, the Company, the Company's subsidiaries and their affiliates to prosecute the Litigation, (i) generally including any amounts paid to or on behalf of the Rights Agents but (ii) excluding (A) fees paid in exchange for services provided by outside counsel in connection with prosecuting the Litigation that are contingent on the success of the litigation, (B) any payment of Firm Expenses, (C) any fees, expenses or costs associated with the Trust and (D) any fees, expenses or costs associated with registering the CVRs under the Securities Act or any fees, expenses or costs associated with complying with the Securities Act, the Exchange Act and other securities laws. Claims Expenses also include (a) certain amounts payable to Parent in the event that the Rights Agents, direct employees of Parent, Company, the Company Subsidiaries or their affiliates to perform certain tasks in connection with the Litigation and (b) specified costs incurred by Parent in obtaining credit support for its obligation to fund Claims Expenses, as described below.

        To the extent that the Trust or a Rights Agent incurs any out-of-pocket expenses (including legal expenses) in successfully pursuing payment of amounts due under the CVR Agreement, Parent shall pay such expenses and such expenses shall not constitute Claims Expenses.

        Funding of Claims Expenses.    Pursuant to the CVR Agreement, Parent will provide funds in the amount of $10 million to support the prosecution of the Litigation and the payment of Claims Expenses. Upon the first issuance of CVR Certificates in payment for shares of Company Common Stock pursuant to the Offer, $10 million will be placed in an escrow account, free of any liens or encumbrances of any kind (except as permitted in the CVR Agreement). Parent may withhold up to $5 million from the initial deposit or later withdraw up to $5 million if such funds are replaced with one or more letters of credit issued by a qualifying bank on terms reasonably acceptable to a majority of the Rights Agents for the benefit of the Rights Agents. Parent may withdraw funds from the escrow account, without limit, if an equivalent amount is deposited in another escrow account with a qualifying bank, free of any liens or encumbrances of any kind (except as permitted in the CVR Agreement). At all times the sum of (i) all funds held in the escrow accounts described above plus (ii) the total face amount of all letters of credit issued for the benefit of the Rights Agents shall be at least equal to (iii) $10 million minus (iv) the cumulative amount of Claims Expenses paid as of that time. Nothing in the CVR Agreement obligates Parent or its affiliates or prevents Parent or its affiliates from providing in their discretion (upon terms to be agreed at that time), aggregate funds in excess of $10 million to support the prosecution of the Litigation and the Claims Expenses. However, no one is under any obligation to do so, and each such person is entitled not to provide any such additional financing in its sole discretion.

        Parent will bear the costs of obtaining credit support for its obligation to fund the escrow account; provided that, until the earlier of the date on which claims expenses equal $5 million or the date on which principal trial proceedings commence with respect to the Litigation, such credit support costs will be treated as Claims Expenses for which Parent will be entitled to be reimbursed out of the funds in the escrow accounts. If such costs are incurred, the Base Preliminary CVR Payment Amount for the first CVR Payment Date following the incurrence of such costs will be:

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  increased by an amount equal to the product of (A) one minus the Base CVR Percentage times (B) the portion of such costs for which Parent is entitled to be reimbursed; and

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  decreased by an amount equal to the product of (A) the Base CVR Percentage times (B) the portion of such costs for which Parent is not entitled to be reimbursed.

        The Declaration of Trust will permit the Litigation Trustees (as defined below under the heading "—Declaration of Trust—Appointment of Litigation Trustees"), upon the instruction of the Company Rights Agents, to raise funds to pay expenses of the Litigation in excess of $10 million by either causing the Trust to incur indebtedness that represents debt of the Trust (and not an ownership interest) for U.S. federal income tax purposes or causing the Trust to issue additional CVR Certificates. See "The Declaration of Trust—Issuance of Additional CVR Certificates; Incurrence of Debt". There can be no assurance that the Trust will be able to raise such additional funds or, if the Trust is able to raise those funds, that the terms of that financing will be reasonable. If the Trust is unsuccessful in raising additional funds, and if the failure to prosecute the Litigation results in the dismissal of the Company's claims, there will be no possibility of payment on the CVR Certificates.

        Restrictions on Activities of Parent, Purchaser, Company.    Neither Parent, nor the Company, nor the Company's subsidiaries shall enter into any agreement that would restrict Parent's right to be able to make the payments to the Trust under the CVR Agreement or restrict the ability of the Company or its subsidiaries to distribute funds to Parent to fund such payments.

        Parent and the Company have agreed not to consolidate with or merge into any other person or convey, transfer or lease their respective properties and assets substantially as an entirety to any person, unless, among other things, such person shall expressly assume payment of amounts as required by the CVR Agreement and the performance of the CVR Agreement on the part of Parent or the Company to be performed or observed and the surviving person in any such merger or the lessee or transferee of such assets shall not be, or be affiliated in any manner with, the parties adverse to the Company in the Litigation.

        Security Interest of Trust.    As security for prompt and complete payment and performance when due of all CVR Payment Amounts and all covenants and obligations to be performed by Parent, the Company, and its subsidiaries pursuant to the CVR Agreement (the "Obligations"), Parent, the Company and Purchaser shall, as of the first issuance of the CVR Certificates, pledge, hypothecate, assign and grant to the Trust a continuing security interest in any account established to support the prosecution of the Litigation and to pay Claims Expenses, the Litigation and all Gross Litigation Proceeds (whether such Gross Litigation Proceeds arise before or after the commencement of a case under the United States Bankruptcy Code or any other domestic or foreign bankruptcy law by or against Parent, the Company, or Company Subsidiaries).

        Other Permitted Security Interests.    Parent, the Company and the Company subsidiaries shall be entitled to grant a security interest and lien in the Litigation and the Gross Litigation Proceeds to (A) Tennenbaum Capital Partners, LLC (or any affiliate, fund or account managed by Tennenbaum Capital Partners, LLC (together with their successors and assigns, the "TCP Collateral Agent")) as collateral security for indebtedness incurred by Parent and its subsidiaries in connection with the contemplated recapitalization of Parent and its subsidiaries following the Merger (including any liens or security interests granted in connection with any refinancing, replacement, restatement, or refunding in whole or in part of such indebtedness); or (B) for the benefit of lenders or lending syndicates that provide senior working capital facilities to Parent or its subsidiaries from time to time (the "Working Capital Lenders") as collateral security for the indebtedness incurred by Parent and its subsidiaries under such facilities. No assignments or grants will relieve Parent, the Company or the Company subsidiaries of their obligations under the CVR Agreement.

        Intercreditor Agreement.    As a condition to granting a lien or security interest to the TCP Collateral Agent or with respect to senior working capital facilities, as described above, the Rights Agents, the Trust, Parent, the Company, the TCP Collateral Agent, and any Working Capital Lenders will enter into an intercreditor agreement, which will provide that:

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  the liens upon and security interests in the Litigation and the Gross Litigation Proceeds granted to the Trust, the TCP Collateral Agent and the Working Capital Lenders, respectively, will be ranked equally and ratably;

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  if Gross Litigation Proceeds are received, (1) the cash portion of such proceeds will be held in a separate bank account as described above under "—Funding of Claims Expenses" and (2) once the CVR Payment Amount is determined with respect to the Gross Litigation Proceeds, the Cash Proceeds in excess of the CVR Payment Amount will be deposited solely in one or more restricted blocked accounts subject solely to the security interests therein granted to the TCP Collateral Agent and any Working Capital Lenders, pending distribution in accordance with the agreements between Parent, certain affiliates of Parent, the Company, the TCP Collateral Agent and the Working Capital Lenders.

        Other Assignments.    Neither the Company nor Parent shall assign (or allow any subsidiaries of the Company to assign) any interest in the Gross Litigation Proceeds, the Litigation or the escrow accounts to any person, except (I) to the CVR Trust as permitted under the CVR Agreement or (II) to TCP Collateral Agent or the Working Capital Lenders as provided in the CVR Agreement. However, at any time after a trial verdict in the Litigation disposing of all material claims, Parent, the Company and the Company Subsidiaries shall be entitled to sell or assign any or all of its interests in the Litigation in excess of the amounts that are committed to be paid to the Trust to any person (other than a party adverse to the Company or such party's affiliates, employees or directors) if such assignment would not result in any encumbrances or other liens on the CVR Certificates, the Litigation, or the Litigation Proceeds that would affect the Trust or CVR Certificate Holders' right to be paid amounts under the CVR Agreement or the Declaration of Trust.

        Liability Insurance.    The CVR Agreement will require the Company to acquire and maintain liability insurance policies (and to maintain such policies or replacements for such policies continuously in effect until the sixth anniversary of the last CVR Payment Date) affording coverage (i) to the Rights Agents for their actions under the CVR Agreement and (ii) to cover the indemnification obligations of the Trust (as described below under "The Declaration of Trust—Indemnification and Related Obligations; Liability"). Such policies must provide at least the same coverage amounts, and must contain terms and conditions that are no less advantageous to the beneficiaries of those policies, as provided in the policies provided by Parent or its subsidiaries, or by any ultimate parent of Parent or its subsidiaries, to the directors and officers of such parties. The insurance carriers, coverage terms and limits on annual premiums for such policies must be reasonably acceptable to a majority of the Rights Agents (or, if there are fewer than five Rights Agents, to all of the Rights Agents). The premiums for such policies will be paid by the Company, subject to partial reimbursement by reduction of the CVR Payment Amounts as described above under "—Payment Calculation".

        Liability of Parent, Company, Purchaser.    Parent, the Company and Purchaser are jointly and severally responsible for the performance of all actions, and the payment of all sums, required under the CVR Agreement of each other such party.

        Amendments.    The CVR Agreement may be amended with the written consent of Parent and each of the Rights Agents (other than the Independent Rights Agent). The Company Rights Agents may not consent to any amendment to the CVR Agreement that would cause the Trust to fail to be classified as a grantor trust for United States federal income tax purposes.

        The Declaration of Trust.    The following is a summary of certain provisions of the Declaration of Trust, a copy of which is filed as an exhibit to the Schedule TO and is incorporated in this Offer to Purchase by reference. The summary is qualified in its entirety by reference to the Declaration of Trust and the CVR Agreement.

        General.    Information Resources, Inc. Litigation Contingent Payment Rights Trust is a statutory trust created under Delaware law pursuant to an initial declaration of trust and the filing of a certificate of trust with the Delaware Secretary of State on August 27, 2003, copies of which are filed as exhibits to the Schedule TO. The Trust was formed for the sole purpose of issuing the CVR Certificates, holding and enforcing the CVR Agreement and carrying out certain related functions described in the Declaration of Trust.

        The Litigation is a contingent asset of the Company and thus will become a contingent asset of Parent following completion of the Offer and the Merger. The primary asset of the Trust will be its contractual right, under the CVR Agreement, to receive payments from Parent of proceeds from the Litigation, as described above under "The CVR Agreement".

        Prior to the completion of the Offer, the Trust will be operated under the direction of the Company, as sponsor of the Trust (the "Sponsor") and, thereafter, the Trust will be operated under the direction of two litigation trustees and one institutional trustee (the "Institutional Trustee"), in accordance with the terms of the Declaration of Trust. As required by Delaware law, there will also be a Delaware trustee (the "Delaware Trustee"). As used in this Offer to Purchase, the term "Sponsor" refers to the Company and its successors in their respective capacities as Sponsor.

        Each CVR Certificate will represent an assignable and transferable undivided beneficial interest in the assets of the Trust, which will consist primarily of the Trust's contractual right to receive payments in respect of the proceeds of the Litigation pursuant to the CVR Agreement. Each CVR Certificate will entitle its holder to receive a fraction (equal to one divided by the number of CVR Certificates outstanding) of any CVR Payment Amount, which will be paid within 60 days after the Trust receives that CVR Payment Amount. The terms of the CVR Certificates, and the rights, powers, preferences and restrictions on the holders of CVR Certificates, are governed by the Declaration of Trust. On the date of this document, Information Resources, Inc. Litigation Contingent Payment Rights Trust has filed a Registration Statement on Form S-4 with the SEC seeking to register the CVR Certificates under the Securities Act, a copy of which is filed as an exhibit to the Schedule TO.

        Issuance.    The CVR Certificates will be issued pursuant to the Offer and the Merger at the times and in the manner set forth in the Merger Agreement and the Declaration of Trust. CVR Certificates will be issued: (i) on or as soon as reasonably practicable after the Expiration Date of the Offer to holders of Company Common Stock who tender Shares in the Offer; (ii) promptly after any valid tender of Shares during a Subsequent Offering Period, if any, following the Expiration Date of the Offer; and (iii) at the Effective Time to holders of Company Common Stock who did not participate in the Offer and who are not exercising appraisal rights under Delaware Law. Any holder of Company Common Stock who is entitled to and properly demands appraisal rights under Delaware Law shall not receive the Merger Consideration (including the CVR Certificates); provided that if such holder does not or cannot exercise such appraisal right such holder will receive the Merger Consideration (including the CVR Certificates). Additional CVR Certificates will be issued in connection with the Merger (i) at the Effective Time to holders of outstanding and unexercised options to purchase Shares, whether vested or unvested, having an exercise price less than the Cash Consideration (as described above under "—The Merger Agreement—Treatment of Options") and (ii) in connection with any Top-Up Closing (as described above under "—The Merger Agreement—Top-Up Option".

        Resales of CVR Certificates.    The CVR Certificates will be freely transferable by the holders of the CVR Certificates under the Securities Act and under the terms of the Declaration of Trust, except for the following restrictions:

  •
  holders of CVR Certificates who may be deemed to be "affiliates" of the Trust for purposes of Rule 145 under the Securities Act as of the date of receipt may not sell their CVR Certificates, except pursuant to an effective registration statement under the Securities Act or another applicable exemption from the registration requirements of the Securities Act;

  •
  none of Parent, its successors, or any of their respective subsidiaries or affiliates may, as a result of that transfer, individually or collectively obtain beneficial ownership (as defined by Rule 13d-3 under the Exchange Act) of 15% or more of the CVR Certificates then outstanding; and

  •
  no transfer of a CVR Certificate may be made to any defendant in the antitrust litigation or to any affiliate, associate or agent of such defendant adverse to the Company.

        Tradability.    The Company will promptly apply, on behalf of the Trust, for quotation of the CVR Certificates on the Nasdaq National Market under the symbol "IRICVR" (or, if trading on the Nasdaq National Market is not possible, for listing or quotation on such other NASDAQ market or any other market selected in an effort to maximize liquidity), and the approval of the CVR Certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to the completion of the Offer and the subsequent Merger.

        We cannot give any assurance that the CVR Certificates will satisfy the requirements for quotation on the NASDAQ National Market or any other trading system. If the CVR Certificates cannot be quoted or listed on any trading system, there would likely be only minimal or no trading channels for the CVR Certificates. This would result in severely reduced liquidity for investors in the CVR Certificates. Even if the CVR Certificates are so quoted or listed, there can be no assurance that an active market will develop or be sustained. Further, the price at which the CVR Certificates would trade at any time could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.

        Payment Procedures for CVR Certificates.    The Trust will make payments from time to time to the holders of CVR Certificates upon the receipt of CVR Payment Amounts from Parent pursuant to the CVR Agreement (see "The CVR Agreement—Payments to the Trust."). The payment dates will be determined by the Litigation Trustees of the Trust and, with respect to any receipt of CVR Payment Amounts, will be no more than 60 days following the receipt of those amounts. In general, on each payment date, the Institutional Trustee of the Trust will transfer the aggregate CVR Payment Amount to the payment agent designated pursuant to the Declaration of Trust, and the payment agent will promptly make payments to the CVR Certificate holders.

        Appointment of Litigation Trustees.    The Company (under its current management) will select both of the initial litigation trustees (the "Litigation Trustees"). Upon the death, resignation or incompetency of a Litigation Trustee, or any successor to such Litigation Trustee, a replacement will be selected by the other Litigation Trustee. If there is no other Litigation Trustee, the replacement Litigation Trustee will be selected by the Company Rights Agents or, if there are no Company Rights Agents, by a majority of the persons still living who constituted the Company Board prior to the completion of the Offer. The Litigation Trustees will receive no compensation for their services to the Trust.

        Expenses of the Trust.    Pursuant to the CVR Agreement, the Company will generally be responsible for the expenses of the Trust, subject to the Company's prior approval of those expenses. The Company will also be responsible for all expenses relating to the indemnification obligations of the Trust described below under "Declaration of Trust—Indemnification and Related Obligations; Liability" or to compliance with securities laws and the rules of the NASDAQ National Market. The Company will not be responsible for the expenses of the Trust relating to indebtedness for borrowed money. Any expenses not imposed on the Company as described above will be general obligations of the Trust, payable out of the Trust's assets (including out of any CVR Payment Amounts received pursuant to the CVR Agreement). The Company will be entitled to deduct certain expenses imposed on it as described above from the amounts payable to the Trust under the CVR Agreement. See "The CVR Agreement—Payment Calculation".

        Issuance of Additional CVR Certificates; Incurrence of Debt.    The Declaration of Trust will authorize the Litigation Trustees to raise funds for the payment of Trust expenses or, upon the instruction of the Company Rights Agents, to fund expenses of the Litigation in excess of $10 million, by causing the Trust to either:

  •
  incur indebtedness that represents debt of the Trust (and not an ownership interest) for U.S. federal income tax purposes; or

  •
  issue additional CVR Certificates.

        Any such indebtedness will represent a prior claim on the assets of the Trust, including any CVR Payment Amounts received pursuant to the CVR Agreement, and may reduce the aggregate amounts available for distribution to CVR Certificate holders. Any issuance of additional CVR Certificates will have a dilutive effect on CVR Certificate holders, reducing the percentage of the total CVR Payment Amount that holders receive with respect to each CVR Certificate.

        Indemnification and Related Obligations; Liability.    Pursuant to the Declaration of Trust, the Trust will indemnify and advance expenses, without requirement of bond or other security, to each Litigation Trustee, the Institutional Trustee, the Delaware Trustee and each Rights Agent, as well as to certain related parties of the foregoing or of the Trust (all of whom are collectively referred to in this Offer to

Purchase as "Indemnified Persons") in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or relating to:

  •
  the Trust;

  •
  the CVR Certificates

  •
  the distribution of the CVR Certificates;

  •
  the Litigation; or

  •
  any acts or omissions of the Sponsor or the trustees in their capacities or purportedly in their capacities as the Sponsor or trustees.

        In the circumstances listed above, the Trust will indemnify the Indemnified Persons against any and all losses, liabilities, damages, judgments, demands, suits, claims, assessments, charges, fines, penalties and other costs and expenses, including attorneys' fees and expenses and other fees and expenses associated with the defense of a claim or incurred by such indemnified person in obtaining indemnification under the Declaration of Trust, whether or not in a formal proceeding.

        However, if plaintiffs establish in a final and nonappealable judicial determination by clear and convincing evidence that such damages arose because that Indemnified Person was grossly negligent or engaged in willful misconduct, then no indemnification shall apply. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person was grossly negligent or engaged in willful misconduct.

        The Trust will obtain liability insurance to cover its indemnification obligations.

        Liability of CVR Certificate Holders and Trustees.    In accordance with the Delaware Statutory Trust Act, CVR Certificate holders will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under Delaware Law.

        The Declaration of Trust will provide that, except as set forth in that document, the Litigation Trustees, the Institutional Trustee and the Delaware Trustee will not be personally liable for the payment of any amounts, including, but not limited to, any amount to be distributed in respect of any CVR Certificate. Those payments will be made solely from the CVR Payment Amount and from the proceeds from the liquidation of any other assets of the Trust upon winding up of the Trust. In addition, except as set forth in that document, the Litigation Trustees, the Institutional Trustee and the Delaware Trustee will not be required to pay to the Trust or to any CVR Certificate holder any deficit upon dissolution of the Trust or otherwise.

        Exculpation.    The Declaration of Trust will provide that, to the fullest extent permitted by law, none of the Indemnified Persons and none of the Sponsor, its affiliates and certain related parties (collectively referred to as the "Sponsor Group"), will be liable, responsible or accountable in damages or otherwise to the Trust, the CVR Certificate holders, or any other Indemnified Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by that person. However, the Declaration of Trust will provide that those persons shall be liable for any such loss, damage or claim incurred by reason of the its gross negligence or willful misconduct with respect to those acts or omissions and that, in any event, any liability will be limited to actual, proximate, quantifiable damages.

        These provisions are not intended to limit the Litigation Trustees' right to insurance obtained by the Trust and the proceeds of such insurance.

        Notwithstanding the foregoing, the Trust, acting through the Litigation Trustees, may enforce, institute or maintain a suit, action or proceeding against Parent or Purchaser for breach of any of its obligations under the CVR Agreement. Fees and expenses incurred by Parent or its subsidiaries or affiliates in such a suit, action or proceeding described in the preceding paragraph shall not be set off against the Litigation Proceeds in order to calculate the CVR Payment Amounts.

        Limitations on the Rights of CVR Certificate Holders.    The Declaration of Trust will provide that, to the fullest extent permitted by law, no CVR Certificate holder will have any right by virtue of any provision of the Declaration of Trust to institute any action or proceeding, at law or in equity or in bankruptcy or otherwise with respect to the Declaration of Trust, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy under the Declaration of Trust, unless:

  •
  that CVR Certificate holder has previously given the Institutional Trustee written notice of default and the continuance thereof;

  •
  the holders of not less than 50% of the CVR Certificates outstanding have requested in writing that the Institutional Trustee institute that action in its own name as trustee and have offered the Institutional Trustee any reasonable indemnity that it may require against the costs, expenses and liabilities to be incurred in that action; and

  •
  the Institutional Trustee for 60 days after the receipt of that notice, request and offer of indemnity has failed to institute that action or proceeding.

        The procedures discussed in the preceding paragraph will not apply to any suit by a CVR Certificate holder for nonpayment by the Trust of amounts due and owing under that holder's CVR Certificates following receipt of a CVR Payment Amount by the Trust and the payment of that amount to other holders of CVR Certificates. In addition, CVR Certificate holders may have the right to institute and maintain certain derivative actions under Section 3816 of the Delaware Statutory Trust Act.

        The Declaration of Trust provides that the CVR Certificate holders will have no voting rights, except the rights described in the following two sentences, and no rights to dividends, liquidation preferences or other distributions other than their pro rata share of the CVR Payment Amounts received by the Trust. The CVR Certificate holders, in their capacity as holders, will not be stockholders of the Sponsor or any successor to the Sponsor. The CVR Agreement is solely a contractual obligation among Parent, the Trust and the other parties to that agreement, and the Sponsor will have no liability under the CVR Agreement to the CVR Certificate holders.

        The Declaration of Trust provides that amendments to the Declaration of Trust must be approved by a majority of the holders of CVR Certificates outstanding, except that the Declaration of Trust may be amended by the Sponsor, the Institutional Trustee and the Litigation Trustees without the consent of the holders of CVR Certificates (so long as that amendment does not adversely affect the powers, preferences or special rights of CVR Certificate holders or cause the Trust to fail continue to be classified as a grantor trust for U.S. federal income tax purposes) to:

  •
  cure any ambiguity;

  •
  correct or supplement any provision in the Declaration of Trust that may be defective or inconsistent with any other provision of the Declaration of Trust;

  •
  add to the covenants, restrictions or obligations of the Litigation Trustees or to alter the allocation of duties between the Litigation Trustees and the Institutional Trustee; or

  •
  modify, eliminate or add to any provision of the Declaration of Trust to ensure that the Trust (a) will be classified for U.S. federal income tax purposes at all times as a grantor trust, (b) will not be required to register as an "investment company" under the Investment Company Act of 1940, or (c) is able to issue additional CVR Certificates.

        In addition, the holders of a majority of the outstanding CVR Certificates may remove the Institutional Trustee or the Delaware Trustee with cause or, if a default by the Trust with respect to its payment obligations has occurred and is continuing, with or without cause. The holders of the CVR Certificates will have no rights to elect, remove or replace the Litigation Trustees.

        Consolidation, Merger or Replacement of the Trust.    The Declaration of Trust will permit the Trust to, with the consent of the Sponsor, the Litigation Trustees and (acting upon the receipt of the opinions described below) the Institutional Trustee, but without the consent of the Delaware Trustee or the CVR Certificate holders, consolidate, amalgamate, merge with or into, or be replaced by a statutory trust organized under the laws of any state of the United States; provided, that:

  •
  if the Trust is not the survivor, the successor entity either expressly assumes all of the obligations of the Trust under the CVR Certificates or substitutes other securities ("Successor Certificates") having substantially the same terms as the CVR Certificates;

  •
  the Successor Certificates remain listed, or the Successor Certificates will be listed or quoted upon notification of issuance, on any national securities exchange or automated quotation system on which the CVR Certificates are then listed or quoted, if any;

  •
  such merger, consolidation, amalgamation or replacement does not result in a material alteration of the property of the Trust or adversely affect the rights, preferences and privileges of the CVR Certificate holders in any material respect (other than with respect to any dilution of such holders' interest in the successor entity);

  •
  the successor entity has purposes that are substantially identical to those of the Trust;

  •
  the Trust has received an opinion of counsel to the effect that such merger, consolidation, amalgamation or replacement (A) does not adversely affect the rights, preferences and privileges of the CVR Certificate holders in any material respect (other than with respect to any dilution of such holders' interest in a successor entity) and (B) will not cause the Trust to fail to be classified as a grantor trust for United States federal income tax purposes; and

  •
  unless both Litigation Trustees and the Sponsor have consented to such transaction, such merger, consolidation, amalgamation or replacement, does not result in any material change to the rights of any Indemnified Person or member of the Sponsor Group, including, without limitation, their rights to indemnification, exculpation and compensation set forth in the Declaration of Trust or under Delaware law.

        Dissolution of the Trust.    The Trust will dissolve at such time as the Litigation Trustees have received written notice from the Rights Agents that the Last CVR Payment Date (as defined above under the heading "The CVR Agreement—Termination of the CVR Agreement Upon Final Payment") has occurred and that the CVR Agreement will terminate in accordance with its terms. Following receipt of such notice, and after completion of the winding up of the Trust, satisfaction of the liabilities of the Trust under the Delaware Statutory Trust Act and the distribution to CVR Certificate holders of all amounts due and owing to those holders, the Trust will be terminated in accordance with Delaware law.

        Confidentiality Agreement.    Parent and the Company are parties to a Confidentiality Agreement dated February 19, 2003. Pursuant to the Confidentiality Agreement, the Company and Parent agreed to keep confidential certain information provided by the Company or its representatives. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

        13.    Dividends and Distributions.    Pursuant to the Merger Agreement, without the prior written consent of Parent (which shall not be unreasonably withheld), the Company has agreed not to

(i) declare, set aside or pay any dividend or distribution, except for the payment of dividends or distributions to the Company or a subsidiary of the Company by another subsidiary of the Company or (ii) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any debt or equity security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding options to purchase Shares pursuant to the terms of the Company's stock option plans and the relevant written agreements evidencing the grant of options to purchase Shares, or to use for the Company's 401(k) Plan, its employee stock purchase plan, its defined contribution plan, or its directors' stock plan or Rights Agreement.

        14.    Conditions of the Offer.    Notwithstanding any other provision of the Offer or the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if:

(i)
prior to the Expiration Date:

(A)
the Minimum Tender Condition has not been satisfied;

(B)
all requisite waiting periods under the HSR Act have not expired or been terminated; and

(C)
all applicable waiting periods under any applicable foreign antitrust and competition laws ("Foreign Antitrust Laws") have not expired or been terminated; or

(ii)
if, immediately prior to the Expiration Date, any of the following conditions exist:

(A)
there shall have been entered, enforced or issued by any governmental agency of competent jurisdiction any judgment, order, injunction or decree that (i) makes illegal, restrains or prohibits, or imposes any material limitation on, the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent or Purchaser, or the consummation of the Merger, (ii) prohibits, or imposes any material limitation on, the ownership, control or operation by Parent or any of its subsidiaries of the Company or any of its material subsidiaries or assets; or (iii) renders the CVR Agreement or the Declaration of Trust unenforceable in any material respect;

(B)
there shall have been any statute, rule, regulation, legislation or interpretation enacted, enforced, promulgated, amended or issued by any governmental agency or deemed by any governmental agency applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Merger Agreement, the CVR Agreement or the Declaration of Trust, other than the HSR Act and any Foreign Antitrust Laws which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in any of clauses (i), (ii) or (iii) of paragraph (ii)(A) immediately above;

(C)
the representations and warranties of the Company contained in the Merger Agreement (excluding, for the purpose of this condition only, any qualifications contained therein with respect to materiality or Company Material Adverse Effect) shall not be true and correct as of such time (as if made at and as of such time), except for such failures to be true and correct that, whether individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (Company Material Adverse Effect is defined under the caption "—The Merger Agreement—Representations and Warranties" appearing in this Offer to Purchase under "The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust");

  (D)
  the Company shall have failed to perform in any material respect any material obligation required to be performed by it at or prior to such time under the Merger Agreement;

  (E)
  no change or development shall have occurred in the business, financial condition or results of operations of the Company or any of its subsidiaries, and no fact or circumstance that occurred or arose after December 31, 2002 shall become known to Parent for the first time after September 7, 2003, that, whether individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect;

  (F)
  the Registration Statement shall not have been declared effective under the Securities Act or shall be the subject of any stop order or proceedings seeking a stop order shall be pending before or threatened by the SEC;

  (G)
  the CVR Certificates to be issued pursuant to the Offer shall not have been approved for listing on the NASDAQ National Market (or any comparable national securities exchange), subject to official notice of issuance; or

  (H)
  the Merger Agreement shall have been terminated in accordance with its terms.

        The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent in their reasonable discretion regardless of the circumstances giving rise to that condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time before the Expiration Date. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time before the Expiration Date.

        While the lapse or termination of all required waiting periods under the HSR Act and Foreign Antitrust Laws are listed as and remain conditions to the Offer, the parties have concluded that no filing or waiting periods under those laws are applicable to the Offer, the Merger or the other transactions described in this document.

        15.    Certain Legal Matters; Regulatory Approvals.

        General.    Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware (i) of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, (ii) except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under "State Takeover Statutes", such approval or other action will be sought.

        Additionally, as noted above, while the lapse or termination of all required waiting periods under the HSR Act and Foreign Antitrust Laws are listed as and remain conditions to the Offer, the parties have concluded that no filing or waiting periods under those laws are applicable to the Offer, the Merger or the other transactions described in this document.

        Delaware Law.    In general, Section 203 of the Delaware Law prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time on which that stockholder became an interested stockholder, unless, among other exceptions, before that time the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder.

        The Company Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) for purposes of Section 203 of the Delaware Law.

        State Takeover Statutes.    A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted those laws. Except as described in this document, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting those laws.

        In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of that statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See "The Offer—Section 14".

        Antitrust.    Under the HSR Act, certain acquisitions may not be completed unless certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. Purchaser believes, however, that no filings or waiting periods under the HSR Act are applicable to the purchase of the Shares pursuant to the Offer and that such purchase will not violate the antitrust laws.

        While the Company and its subsidiaries own property and conduct business in a number of foreign countries, it appears that the antitrust laws of these foreign countries do not require any filing under, or lapse of a waiting period before, the purchase of the Shares pursuant to the Offer, and that such purchase will not violate those antitrust laws.

        16.    Fees and Expenses.    We have retained MacKenzie Partners, Inc. to act as the Information Agent and LaSalle Bank National Association to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

        We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

        17.    Miscellaneous.    The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, we may, in our sole discretion, take any action that we deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

        No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        We have filed on September 8, 2003 with the SEC a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO may be examined and copies may be obtained from the offices of the SEC in the manner described in "The Offer—Section 8" and "The Offer—Section 9" of this Offer to Purchase.

        All of the information contained in the Schedule TO is incorporated into this document by reference, and all information contained in this document is qualified in its entirety by the information contained in the Schedule TO.

Gingko Acquisition Corp.

September 8, 2003

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

        1.    Directors and Executive Officers of Parent and Purchaser.    The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Parent and Purchaser are set forth below. Unless otherwise indicated below, the business address of each director and officer is 4015 Miranda Avenue, 2nd Floor, Palo Alto, CA 94304. Where no date is shown, the individual has occupied the position indicated for the past five years. None of the directors and officers of Parent and Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Bryan Taylor
Director of Parent and Purchaser. Managing Director of Symphony Technology Group. Member of The Valent Group, LLC (January 2000-January 2002). Manager of Bain & Company Inc. (August 1992-January 2000).
William Chisholm
Director and Executive Vice President of Parent and Purchaser. Member of Symphony Technology Group. Partner of The Valent Group, LLC (January 2000-January 2002). Manager of Bain & Company Inc. (August 1996-January 2000).
Steven Chang
Director of Parent. Principal of Tennenbaum Capital Partners, LLC. Principal of Barnard & Co., LLC (November 1997-December 2002). Mr. Chang's business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, CA 90025.
Howard Levkowitz	Director of Parent. Managing Partner and Portfolio Manager of Tennenbaum Capital Partners, LLC. Mr. Levkowitz's business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, CA 90025.

        2.    Persons Who May Be Designated by Parent to Serve as Directors on the Company's Board of Directors.    Parent may designate any or all of Bryan Taylor, William Chisholm, Steven Chang and Howard Levkowitz to serve on the Company Board after the consummation of the Offer but prior to the Merger. The five-year employment history of each such person is set forth above.

I-1

        Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

LaSalle Bank National
Association

(Call Toll Free) (800) 246-5761, Option 2

By Mail or Overnight Courier:	Guaranteed Deliveries By Facsimile Transmission:	By Hand in New York:
LaSalle Bank National Association Shareholder Services, Room 1811 135 South LaSalle Street Chicago, IL 60603	(312) 904-2236 Confirm Facsimile by Telephone: (312) 904-2458	The Bank of New York Ground Level-Corporate Trust Window 101 Barclay Street New York, NY 10286

        If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you may call the Information Agent at its address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
CALL TOLL-FREE (800) 322-2885
E-mail: proxy@mackenziepartners.com

QuickLinks

TABLE OF CONTENTS
SUMMARY TERM SHEET
SPECIAL CONSIDERATIONS RELATING TO THE CVR CERTIFICATES
INTRODUCTION
THE OFFER
DIRECTORS AND EXECUTIVE OFFICERS